IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.2 TO PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Territorial Bancorp Inc.
(Exact Name of Registrant as Specified in Charter)

0001447051
(Registrant's CIK Number)

Exhibit 99.3.2 to the Pre-Effective Amendment No. 1
to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-55388
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii on March 11, 2009.

TERRITORIAL BANCORP INC.

By: ______________________________
Allan S. Kitagawa
Chairman of the Board, President and Chief Executive Officer

F:\clients\1346-Territorial\conversion\Form SE.doc

Grant of Continuing Hardship Exemption

October 16, 2008

Applicant: Ned Quint

Company Name: Territorial Bancorp Inc.

Form Type: S-1

Subject document[s]: Statistical Information of Exhibit 99.3 Valuation Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on October 10, 2008 (Accession no. 0000943374-08-001527) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request for the statistical information only of Exhibit 99.3 Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

EXHIBIT 99.3.2

Territorial Bancorp Inc.

Conversion Valuation Appraisal

February 27, 2009

Table of Contents
Territorial Bancorp Inc.
Honolulu, Hawaii

List of Figures
Territorial Bancorp Inc.
Honolulu, Hawaii

List of Exhibits
Territorial Bancorp Inc.
Honolulu, Hawaii

Exhibit

Introduction

Territorial Bancorp Inc., a Maryland corporation, is offering shares of common stock for sale in connection with the conversion of Territorial Mutual Holding Company from the mutual to the stock form of organization. Upon completion of the conversion and the offering, all of the common stock of Territorial Bancorp Inc. will be owned by public stockholders. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Territorial Bancorp Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 100% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $2.9 million at the midpoint,
- there will be an ESOP equal to 8% of the shares issued funded internally, amortized over 20 years straight-line,
- there will be an MRP equal to 4% of the shares issued, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the shares issued, expensed at $3.04 per option over 5 years straight-line,
- the tax rate is assumed at 39.00%,
- the Bank will pay down $14.0 million in trust preferred securities at the minimum of the range, $20.0 million at the midpoint and $24.0 million at the maximum and super maximum, and
- the net proceeds will be invested at the three-year treasury rate of 1.00%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof. In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2008 and December 31, 2007. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Keefe Bruyette and Woods, Inc. (the Bank's underwriter), and Luse Gorman Pomerenk and Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of December 31, 2008, the Bank had $1.2 billion in total assets, $923.9 million in deposits, $633.2 million in net loans and $99.4 million in equity. The following table sets forth information with respect to the Bank's full-service banking offices, including the expiration date of leases with respect to leased facilities.

FIGURE 1 – CURRENT FACILITIES LIST

ALA MOANA CENTER 1450 Ala Moana Blvd. Honolulu, Oahu 96814 1/31/2010	**KAILUA** 19 Oneawa Street Kailua, Oahu 96734	**KAPOLEI** Ace Center at Kapolei 480 Kamokila Blvd. Kapolei, Oahu 96707 7/31/2014	**NUUANU** Nuuanu Shopping Center 1613 Nuuanu Avenue Honolulu, Oahu 96817 7/22/2016
DOWNTOWN 1000 Bishop Street Honolulu, Oahu 96813 12/31/2015	**KAIMUKI** 1108 12th Avenue Honolulu, Oahu 96816 12/31/2018	**KAUAI** Kukui Grove Shopping Center 4393 Kukui Grove Street Lihue, Kauai 96766 2/28/2013	**PEARL CITY** Pearl City Shopping Center 850 Kamehameha Highway Pearl City, Oahu 96782 9/22/2009
HAWAII KAI Hawaii Kai Shopping Center 377 Keahole Street Honolulu, Oahu 96825 9/30/2013	**KALIHI-KAPALAMA** 1199 Dillingham Boulevard Honolulu, Oahu 96817 8/31/2012	**KONA** Crossroads Shopping Center 75-1027 Henry Street Kailua-Kona, Hawaii 96740 8/31/2015	**PEARLRIDGE** 98-084 Kamehameha Highway Aiea, Oahu 96701 6/30/2012
HILO Waiakea Center 315 Makaala Street Hilo, Hawaii 96720 12/31/2018	**KAMEHAMEHA SHOPPING CENTER** 1620 North School St. Honolulu, Oahu 96817 9/30/2015	**LAHAINA** Old Lahaina Center 170 Papalaua Street Lahaina, Maui 96761 3/31/2013	**SALT LAKE** Salt Lake Shopping Center 848 Ala Lilikoi Street Honolulu, Oahu 96818 1/31/2011
KAHALA 4819 Kilauea Avenue Honolulu, Oahu 96816 3/16/2015	**KANEOHE** 46-005 Kawa Street Kaneohe, Oahu 96744 12/31/2014	**McCULLY** 1111 McCully Street Honolulu, Oahu 96826 5/31/2013	**WAIPAHU** Waipahu Town Center 94-050 Farrington Highway Waipahu, Oahu 96797 12/31/2014
KAHULUI Kaahumanu Center 275 W. Kaahumanu Ave. Kahului, Maui 96732 12/31/2009	**KAPAHULU** Kilohana Square 1016 Kapahulu Avenue Honolulu, Oahu 96816 11/14/2013	**MILILANI** Town Center of Mililani 95-1249 Meheula Parkway Mililani, Oahu 96789 10/11/2014	**WAIPIO** Laniakea Plaza 94-1221 Ka Uka Blvd. Waipahu, Oahu 96797 9/30/2016

Source: Offering Prospectus

HISTORY AND OVERVIEW

TERRITORIAL SAVINGS BANK

Territorial Savings Bank is a federally chartered savings bank headquartered in Honolulu, Hawaii. Territorial Savings Bank was organized in 1921, and reorganized into the mutual holding company structure in 2002. Territorial Savings Bank is currently the wholly owned subsidiary of Territorial Savings Group, Inc., a federal corporation, which is the wholly owned subsidiary of Territorial Mutual Holding Company, a federal mutual holding company. The Bank provides financial services to individuals, families and businesses through its 24 banking offices located throughout the State of Hawaii.

Territorial Savings Bank's business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in one- to four-family residential mortgage loans and investment securities. To a much lesser extent, the Bank also originates home equity loans and lines of credit, construction, commercial and other non-residential real estate loans, consumer loans, multi-family mortgage loans and other loans. Territorial Savings Bank offers a variety of deposit accounts, including passbook and statement savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts and Super NOW accounts. Through a subsidiary, Territorial Financial Services, Inc., the Bank engages in insurance agency activities. The Bank also offers various non-deposit investments to its customers, including annuities and mutual funds, through a third-party broker-dealer.

Territorial Savings Bank's executive offices are located at 1132 Bishop Street, Suite 2200, Honolulu, Hawaii 96813.

TERRITORIAL BANCORP INC.

Territorial Bancorp Inc. is a newly formed Maryland corporation that will own all of the outstanding shares of common stock of Territorial Savings Bank upon completion of the mutual-to-stock conversion and the offering. Territorial Bancorp Inc. has not engaged in any business to date.

STRATEGIC DIRECTION

The Bank's business strategy is to grow and improve profitability by:

- remaining a community-oriented financial institution;
- increasing loan production while maintaining high asset quality;
- emphasizing lower cost core deposits to maintain low funding costs; and
- expanding its branch network.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $88.9 million between December 31, 2004 and December 31, 2006. Assets declined $137.8 million between December 31, 2006 and December 31, 2007, but increased $62.4 million between December 31, 2007 and December 31, 2008

Equity was $99.4 million as of December 31, 2008 and the equity to assets ratio was 8.12% at December 31, 2008.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART



$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Asset ($ in thousands)
$1,210,930
$1,244,834
$1,299,783
$1,162,018
$1,224,446
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Equity ($ in thousands)
Assets
Equity
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At December 31				
	2008	2007	2006	2005	2004
Selected Financial Condition Data (in thousands)			(in thousands)		
Total assets	$ 1,224,446	$ 1,162,018	$ 1,299,783	$ 1,244,834	$ 1,210,930
Cash	11,216	19,755	88,512	15,085	48,274
Investment securities held to maturity	527,767	538,025	621,339	669,853	644,427
Loans receivable, net	633,160	554,795	546,201	516,090	480,079
Bank owned life insurance	27,107	26,068	20,026	19,301	18,588
FHLB stock, at cost	12,348	12,348	12,348	12,348	9,592
Deposits	923,914	892,316	981,354	1,016,051	1,024,836
FHLB advances	35,791	72,000	100,000	100,317	75,000
Securities sold under agreements to repurchase	115,200	55,200	60,545	-	-
Subordinated debentures	24,221	24,199	24,178	24,156	-
Equity	99,381	92,479	86,829	79,367	67,262

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	At or For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Performance Ratios:					
Return on average assets	0.60%	0.48%	0.62%	1.04%	1.24%
Return on average equity	7.37%	6.35%	8.93%	17.42%	22.96%
Interest rate spread	2.95%	2.25%	2.60%	3.20%	3.43%
Net interest margin	3.14%	2.48%	2.78%	3.30%	3.54%
Efficiency ratio	70.79%	74.09%	67.72%	52.07%	44.83%
Non-interest expense to average total assets	2.25%	2.01%	2.03%	1.82%	1.76%
Average interest-earning assets to average interest-bearing liabilities	108.71%	108.16%	107.18%	105.55%	106.46%
Average equity to average total assets	8.15%	7.58%	6.99%	5.99%	5.41%
Asset Quality Ratios:					
Non-performing assets to total assets	0.02%	0.01%	0.05%	0.01%	0.00%
Non-performing loans to total loans	0.02%	0.02%	0.11%	0.02%	0.00%
Allowance for loan losses to non-performing loans	603.36%	724.53%	129.51%	712.96%	75000.00%
Allowance for loan losses to total loans	0.14%	0.14%	0.14%	0.15%	0.16%
Capital Ratios:					
Total Capital (to risk-weighted assets)	24.97%	25.33%	23.57%	23.60%	22.21%
Tier 1 capital (to risk-weighted assets)	24.82%	25.17%	23.41%	23.43%	22.02%
Tier 1 capital (to average assets)	10.10%	9.53%	8.84%	8.12%	7.99%
Other Data:					
Number of full service offices	24	24	24	22	20
Full time equivalent employees	250	244	226	220	200

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $153.1 million from December 31, 2004 to December 31, 2008, with $78.4 million of the growth coming between December 31, 2007 and December 31, 2008. As a percent of assets, the loan portfolio has increased from 39.65% to 51.71% between December 31, 2004 and December 31, 2008, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Loans receivable, net
$ in thousands
$480,079
$516,090
$546,201
$554,795
$633,160
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Offering Prospectus

The Bank's lending operations are primarily focused on 1-4 family residential loans. Since December 31, 2004, the loan portfolio composition has shifted slightly toward home equity loans and lines as well as construction, commercial and other loans.

FIGURE 6 - LOAN MIX AS OF DECEMBER 31, 2008

	At December 31,									
	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount ($000's)	Percent	Amount	Percent	Amount	Percent
Real estate loans:										
First mortgage:										
1-4 family residential	$ 581,251	90.52%	$ 506,410	90.21%	$ 516,554	93.26%	$ 498,809	95.69%	$ 463,851	95.43%
Multi-family residential	3,756	0.58%	4,488	0.80%	4,983	0.90%	4,759	0.91%	6,592	1.36%
Construction, commercial & other	21,042	3.28%	17,041	3.04%	14,784	2.67%	8,625	1.65%	10,588	2.18%
Home equity loans and lines of credit	29,956	4.67%	26,828	4.78%	12,763	2.30%	5,879	1.13%	2,206	0.45%
Other loans	6,097	0.95%	6,579	1.17%	4,830	0.87%	3,232	0.62%	2,823	0.58%
Total Loans	642,102	100.00%	561,346	100.00%	553,914	100.00%	521,304	100.00%	486,060	100.00%
Other items:										
Unearned fees and discounts, net	(5,100)		(4,375)		(4,415)		(4,095)		(3,719)	
Undisbursed loan funds	(2,943)		(1,408)		(2,530)		(349)		(1,512)	
Allowance for loan losses	(899)		(768)		(768)		(770)		(750)	
Total loans, net	$ 633,160		$ 554,795		$ 546,201		$ 516,090		$ 480,079	

Source: Offering Prospectus

The loan portfolio is highly focused, with over 90% concentrated in 1-4 family residential loans.

FIGURE 7 - LOAN MIX AT DECEMBER 31, 2008


Construction, commercial & other 3.3%
Home equity loans and lines 4.7%
Multifamily 0.6%
Other loans 1.0%
1-4 Family Residential 90.5%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio decreased $116.7 million between December 31, 2004 and December 31, 2008. The cash flow from the portfolio has been used to fund loan growth and compensate for lower deposits during that time frame.

FIGURE 8 - SECURITIES CHART


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$644,427
$669,853
$621,339
$538,025
$527,767
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio. As of December 31, 2008, the entire portfolio is classified as held to maturity. The portfolio is predominately agency sponsored MBS. During the quarter ended December 31, 2008, the Bank took a $2.5 million impairment charge on its portfolio of trust preferred securities pools.

FIGURE 9 - INVESTMENT MIX

	At December 31,					
	2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	($000's)					
US government sponsored MBS:						
Fannie Mae	$ 103,313	$ 105,272	$ 115,004	$ 113,040	$ 146,090	$ 142,205
Freddie Mac	308,522	315,823	316,546	310,614	354,458	342,186
CMOs	111,328	112,358	88,779	88,481	100,645	97,882
Other	65	61	83	80	2,498	2,576
Total US government sponsored MBS	523,228	533,514	520,412	512,215	603,691	584,849
Municipal bonds	-	-	10,539	10,592	10,548	10,489
Trust preferred securities	4,539	2,076	7,074	6,500	7,100	7,121
Total	$ 527,767	$ 535,590	$ 538,025	$ 529,307	$ 621,339	$ 602,459

Source: Offering Prospectus

ASSET QUALITY

The Bank's conservative underwriting culture has resulted in a low level of nonperforming loans and nonperforming assets.

FIGURE 10 - ASSET QUALITY CHART


Nonperforming Assets
NPAs to Pd End Assets
NPLs, REO and other NPAs
$ in thousands
NPAs to Pd End Assets
$700
$600
$500
$400
$300
$200
$100
$0
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
$1
$108
$593
$106
$280
0.00%
0.01%
0.05%
0.01%
0.02%
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Offering Prospectus

At December 31, 2008, the Bank's nonperforming loans to total loan ratio was 0.02% and the nonperforming assets to total assets ratio was 0.02%.

FIGURE 11 - NONPERFORMING LOANS

	At December 31,				
	2008	2007	2006	2005	2004
			($000's)		
Non-accrual loans:					
Real estate loans:					
First mortgage:					
1-4 family residential	$ -	$ 99	$ 561	$ 104	$ -
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Nonresidential and other	-	-	-	-	-
Home equity loans and lines of credit	149	-	32	-	-
Other loans	-	7	-	4	1
Total non-accrual loans	$ 149	$ 106	$ 593	$ 108	$ 1
Loans delinquent 90 days or greater & still accruing					
Real estate loans:					
First mortgage:	$ -	$ -	$ -	$ -	$ -
1-4 family residential	-	-	-	-	-
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Nonresidential and other	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-
Other loans	-	-	-	-	-
Total loans delinquent 90 days or greater & still accruing	$ -	$ -	$ -	$ -	$ -
Total non-performing loans	$ 149	$ 106	$ 593	$ 108	$ 1
Real estate owned:					
Real estate loans:					
First mortgage:					
1-4 family residential	$ 131	$ -	$ -	$ -	$ -
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Nonresidential and other	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-
Other loans	-	-	-	-	-
Total real estate owned	$ 131	$ -	$ -	$ -	$ -
Total non-performing assets	$ 280	$ 106	$ 593	$ 108	$ 1
Ratios:					
Non-performing loans to total loans	0.02%	0.02%	0.11%	0.02%	0.00%
Non-performing asssets to total assets	0.02%	0.01%	0.05%	0.01%	0.00%

Source: Offering Prospectus

Due to the historically low level of charge-offs and nonperforming assets, the Bank's reserve to loan ratio is 0.14% as of December 31, 2008.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
ALLL
$ in thousands
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ALLL to Loans
ALLL
ALLL to Loans
$750
$770
$768
$768
$899
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Offering Prospectus

FUNDING COMPOSITION

The Bank experienced deposit runoff of $132.5 million between December 31, 2004 and December 31, 2007. Deposits increased $31.6 million between December 31, 2007 and December 31, 2008. Borrowings have trended upward between December 31, 2004 and December 31, 2008.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$ in thousands
Total Deposits
Borrowed Funds
$1,024,836
$75,000
$1,016,051
$124,473
$981,354
$184,723
$892,316
$151,399
$923,914
$175,212
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of December 31, 2008. The two largest components of the deposit mix are certificates of deposit and savings accounts.

FIGURE 14 - DEPOSIT MIX


Checking and super NOW 2.25%
Noninterest bearing 1.46%
Money market 8.97%
Savings accounts 43.04%
Certificates of deposit 44.28%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios provided by the OTS as of December 31, 2008. The Bank's interest rate risk position is considered to be "Minimum Risk" according to TB-13a relative to "Significant Risk" as of September 30, 2008. The primary change relates to a substantial increase in assumed prepayment speeds on loans and mortgage backed securities.

FIGURE 15 – INTEREST RATE RISK

Change in Interest Rates (bp) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV	Percentage Change in NPV	NPV Ratio as a Percent of Present Value of Assets (3)(4)	Increase (Decrease) in NPV Ratio as a Percent or Present value of Assets (3)(4)
+300	$ 99,189	$ (74,696)	(42.96)%	8.28%	(5.25)%
+200	$ 133,447	$ (40,438)	(23.26)%	10.79%	(2.73)%
+100	$ 162,046	$ (11,839)	(6.81)%	12.77%	(0.76)%
0	$ 173,885	—	—	13.53%	—
(100)	$ 171,403	$ (2,482)	(1.43)%	13.32%	(0.21)%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At December 31, 2008 the Bank had capital in excess of the minimum requirements for all capital ratios. Approximately, $24.0 million of the Bank's capital is currently funded by trust preferred debt at the holding company.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At December 31, 2008 Amount ($000's)	 Percentage of Assets
GAAP Capital	$ 119,587	9.78%
Tangible Capital		
Capital Level	$ 120,928	9.89%
Requirement	18,336	1.50%
Excess	$ 102,592	8.39%
Tier 1 (Core) Capital (to Average Assets)		
Capital Level	$ 120,928	9.89%
Requirement	48,896	4.00%
Excess	$ 72,032	5.89%
Total Capital (to Risk-Weighted Assets)		
Capital Level	$ 121,678	24.97%
Requirement	38,985	8.00%
Excess	$ 82,693	16.97%

Source: Offering Prospectus

PROFITABILITY TRENDS

Net income trended downward between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2007. The decline of $8.2 million over this time period was primarily attributable to lower net interest income resulting from higher noninterest expense, lower noninterest income and margin compression.

For the twelve months ended December 31, 2008 compared to twelve months ended December 31, 2007, net income increased $1.4 million or 24.8%. The increase was primarily attributable to an increase in net interest income of $7.4 million, resulting primarily from lower interest expense. This was partially offset by a $3.0 million increase in noninterest expense a $1.2 increase in provision for income tax expense and a $1.7 million decrease in noninterest income.

FIGURE 17 - NET INCOME CHART


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$13,983
$12,968
$7,711
$5,768
$7,200
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
For the Twelve Months

Source: Offering Prospectus

The net interest spread and margin increased between the twelve months ended December 31, 2007 and the twelve months ended December 31, 2008. The increase was primarily attributable to a lower cost of interest bearing liabilities, which was complemented by a modestly higher yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest ($000's)	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
Interest-earning assets:									
Loans:									
Real estate loans:									
First mortgage:									
1-4 family residential	$ 544,920	$ 31,087	5.70%	$ 521,348	$ 29,524	5.66%	$ 504,557	$ 28,095	5.57%
Multi-family residential	4,174	301	7.21%	4,746	343	7.23%	5,112	370	7.24%
Construction, commercial & other	19,168	1,319	6.88%	12,946	952	7.35%	9,563	688	7.19%
Home equity loans and lines of credit	28,910	2,012	6.96%	18,060	1,293	7.16%	8,130	566	6.96%
Other loans	6,074	434	7.15%	5,472	402	7.35%	4,078	287	7.04%
Total Loans	603,246	35,153	5.83%	562,572	32,514	5.78%	531,440	30,006	5.65%
Investment securities									
US govt sponsored MBS securities	519,400	25,439	4.90%	556,629	27,356	4.91%	633,206	31,352	4.95%
Municipal bonds	3,000	112	3.73%	10,544	392	3.72%	10,554	393	3.72%
Trust preferred securities	7,049	361	5.12%	7,096	539	7.60%	1,179	89	7.55%
Other	459	9	1.96%	150	13	8.67%	0	0	0.00%
Total securities	529,908	25,921	4.89%	574,419	28,300	4.93%	644,939	31,834	4.94%
Other	13,957	146	1.05%	13,528	133	0.98%	12,982	47	0.36%
Total interest-earning assets	1,147,111	61,220	5.34%	1,150,519	60,947	5.30%	1,189,361	61,887	5.20%
Non-interest-earning assets	50,362			47,400			45,864		
Total Assets	$ 1,197,473			$ 1,197,919			$ 1,235,225		
Interest-bearing liabilities									
Passbook and statement savings accounts	$ 392,041	6,003	1.53%	$ 396,209	5,546	1.40%	$ 520,476	8,088	1.55%
Certificates of deposit	403,405	12,457	3.09%	422,173	18,243	4.32%	347,852	13,484	3.88%
Money market accounts	81,691	51	0.06%	80,283	60	0.07%	78,160	85	0.11%
Checking & Super NOW accounts	20,530	10	0.05%	20,799	14	0.07%	20,223	21	0.10%
Total Deposits	897,667	18,521	2.06%	919,464	23,863	2.60%	966,711	21,678	2.24%
FHLB advances	21,033	515	2.45%	70,178	3,709	5.29%	91,571	3,647	3.98%
Other borrowings	136,493	6,211	4.55%	74,051	4,796	6.48%	51,398	3,511	6.83%
Total interest-bearing liabilities	1,055,193	25,247	2.39%	1,063,693	32,368	3.04%	1,109,680	28,836	2.60%
Non-interest-bearing liabilities	44,642			43,379			39,207		
Total liabilities	1,099,835			1,107,072			1,148,887		
Net Worth	97,638			90,847			86,338		
Total liabilities and net worth	$ 1,197,473			$ 1,197,919			$ 1,235,225		
Net interest income		$ 35,973			$ 28,579			$ 33,051	
Net interest rate spread			2.94%			2.25%			2.60%
Net interest-earning assets	$ 91,918			$ 86,826			$ 79,681		
Net interest margin			3.14%			2.48%			2.78%
Average interest-earning assets to interest-bearing liabilities	108.71%			108.16%			107.18%		

Source: Offering Prospectus

Spread and margin trended downward between December 31, 2004 and December 31, 2007, due in large part to a rising cost of funds.

The net interest spread and margin both increased between the twelve months ended December 31, 2008 due primarily to a lower cost of funds.

FIGURE 19 - SPREAD AND MARGIN CHART


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.54%
3.43%
3.30%
3.20%
2.78%
2.60%
2.48%
2.25%
3.14%
2.95%
Spread
Margin
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
For the Twelve Months Ended

Source: Offering Prospectus

Net income trended downward between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2007. The decline of $8.2 million over this time period was primarily attributable to lower net interest income resulting from higher noninterest expense, lower noninterest income and margin compression.

For the twelve months ended December 31, 2008 compared to twelve months ended December 31, 2007, net income increased $1.4 million or 24.8%. The increase was primarily attributable to an increase in net interest income of $7.4 million, resulting primarily from lower interest expense. This was partially offset by a $3.0 million increase in noninterest expense a $1.2 increase in provision for income tax expense and a $1.7 million decrease in noninterest income.

FIGURE 20 - INCOME STATEMENT TRENDS

	At December 31				
	2008	2007	2006	2005	2004
			($000's)		
Selected Operating Data (in thousands)					
Interest and dividend income	$ 61,220	$ 60,947	$ 61,887	$ 61,230	$ 56,049
Interest expense	25,247	32,368	28,836	21,842	17,993
Net interest income	35,973	28,579	33,051	39,388	38,056
Provision(reversal of allowance) for loan losses	149	25	6	(15)	277
Net interest after provision for loan losses	35,824	28,554	33,045	39,403	37,779
Non-interest income	2,173	3,876	4,013	4,143	6,278
Non-interest expense	27,003	24,047	25,100	22,666	19,876
Income before income taxes	10,994	8,383	11,958	20,880	24,181
Income taxes	3,794	2,615	4,247	7,912	10,198
Net Income	$ 7,200	$ 5,768	$ 7,711	$ 12,968	$ 13,983

Source: Offering Prospectus

LEGAL PROCEEDINGS

Territorial Mutual Holding Company, Territorial Savings Group, Inc., Territorial Savings Bank and Territorial Realty, Inc. (the Bank's real estate investment trust subsidiary) have filed appeals with the Tax Appeal Court of the State of Hawaii seeking refunds of approximately $4.5 million in taxes paid to the State of Hawaii from 2004 through 2007. The refunds represent 70% of the amount of dividends paid to Territorial Savings Bank by Territorial Realty, Inc. from 2004 to 2007. The claim for the refunds is based on a 70% dividends-received deduction under Hawaii statutes, these refunds have been denied by the State of Hawaii Department of Taxation. A hearing has been set for March 2010. At this time, management is unable to predict an outcome, favorable or unfavorable, with respect to these actions.

Other than as disclosed in the preceding paragraph, at December 31, 2008, the Bank was not involved in any legal proceedings the outcome of which it believes would be material to its financial condition or results of operations.

SUBSIDIARIES

In addition to owning all of the outstanding capital stock of Territorial Savings Bank, Territorial Savings Group, Inc. owns all of the common stock of three statutory trusts formed under the laws of the State of Connecticut: Territorial Savings Statutory Trust I, Territorial Savings Statutory Trust II and Territorial Savings Statutory Trust III. The three statutory trusts were formed to issue a total of $24.0 million of trust preferred securities. At December 31, 2008, Territorial Savings Group, Inc.'s investment in the statutory trusts totaled $743,000, and these entities had assets of $24.8 million at that date.

Territorial Savings Bank owns 100% of the common stock of Territorial Holdings, Inc., a Hawaii corporation, which in turn owns 100% of the voting common stock of Territorial Realty, Inc. Territorial Realty, Inc. is a Hawaii real estate investment trust that holds mortgage loans and mortgage-backed securities. These entities enable Territorial Savings Bank to segregate certain assets for management purposes, and promote Territorial Savings Bank's ability to raise regulatory capital in the future through the sale of preferred stock or other capital-enhancing securities by these entities. At December 31, 2008, Territorial Savings Bank's investment in Territorial Holdings, Inc. was $480.5 million, and Territorial Holdings, Inc. had assets of $480.6 million at that date. At December 31, 2008, Territorial Holdings, Inc.'s investment in Territorial Realty, Inc. was $480.5 million, and Territorial Realty, Inc. had $480.4 million in assets at that date.

Territorial Savings Bank owns 100% of the common stock of Territorial Financial Services, Inc., a Hawaii corporation that engages primarily in insurance activities. At December 31, 2008, Territorial Savings Bank's investment in Territorial Financial Services, Inc. was $12,000, and Territorial Financial Services, Inc. had assets of $53,000 at that date. Territorial Savings Bank also owns 100% of the common stock of Territorial Real Estate Co., Inc., an inactive Hawaii corporation that is authorized to manage and dispose of troubled real estate.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Bank's market area.

FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR HONOLULU

Market: Honolulu, HI — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	14,165,090	15,028,234	15,605,285	16,835,640	16,592,562	4.03
Thrift Deposits	4,126,413	4,439,061	4,491,783	4,387,729	4,294,760	1.00
Savings Bank Deposits	110,562	149,574	168,842	205,365	233,097	20.50
Credit Union Deposits	3,893,700	3,985,449	3,987,879	4,221,356	4,588,008	4.19
Total Deposits	18,402,065	19,616,869	20,265,910	21,428,734	21,120,419	3.50

Demographic Data

	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	876,156	917,673	945,574	4.74	3.04
0-14 Age Group (%):	20	19	19	-1.06	1.65
15-34 Age Group (%):	29	29	28	3.58	1.95
35-54 Age Group (%):	29	28	27	1.21	0.40
55+ Age Group (%):	22	25	26	16.13	8.41
Total Households:	286,450	305,501	316,743	6.65	3.68
$0-24K Households (%):	21	16	14	-18.87	-12.65
$25-50K Households (%):	27	22	18	-12.89	-11.61
$50K+ Households (%):	52	62	68	27.00	13.27
Average Household Income:	65,375	83,880	96,784	28.31	15.38
Median Household Income:	52,120	65,080	72,622	24.87	11.59
Per Capita Income:	21,998	28,669	33,238	30.33	15.94

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR HAWAII

Market: Hawaii, HI — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	1,443,968	1,618,317	1,726,414	1,706,562	1,635,826	3.17
Thrift Deposits	343,535	404,329	418,949	396,993	350,124	0.48
Savings Bank Deposits	26,467	33,523	54,123	75,830	67,489	26.37
Credit Union Deposits	842,039	939,880	957,741	977,490	1,017,860	4.85
Total Deposits	1,813,970	2,056,169	2,199,486	2,179,385	2,053,439	3.15

Demographic Data

	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	148,677	183,508	210,021	23.43	14.45
0-14 Age Group (%):	21	19	18	8.73	11.01
15-34 Age Group (%):	24	25	24	28.84	12.45
35-54 Age Group (%):	32	29	27	11.93	8.18
55+ Age Group (%):	23	28	30	47.31	25.16
Total Households:	52,985	66,571	76,797	25.64	15.36
$0-24K Households (%):	31	25	21	1.96	-1.26
$25-50K Households (%):	30	26	23	8.73	2.84
$50K+ Households (%):	39	49	56	57.06	30.40
Average Household Income:	52,015	65,593	74,900	26.10	14.19
Median Household Income:	39,813	49,045	56,562	23.19	15.33
Per Capita Income:	18,791	24,127	27,716	28.40	14.88

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR MAUI

Market: Maui, HI — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	1,509,161	1,658,206	1,719,889	1,730,319	1,641,376	2.12
Thrift Deposits	473,194	506,944	515,260	498,564	459,236	-0.75
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	393,177	409,232	398,295	414,151	473,254	4.74
Total Deposits	1,982,355	2,165,150	2,235,149	2,228,883	2,100,612	1.46

Demographic Data

	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	128,094	147,939	160,388	15.49	8.41
0-14 Age Group (%):	21	19	19	6.29	4.35
15-34 Age Group (%):	26	26	26	15.17	9.90
35-54 Age Group (%):	33	30	28	6.62	-0.14
55+ Age Group (%):	20	25	27	39.66	20.52
Total Households:	43,507	51,150	55,786	17.57	9.06
$0-24K Households (%):	23	18	15	-6.10	-8.78
$25-50K Households (%):	28	22	19	-5.83	-5.38
$50K+ Households (%):	49	60	66	41.60	19.91
Average Household Income:	63,862	79,287	91,216	24.15	15.05
Median Household Income:	49,454	60,748	68,011	22.84	11.96
Per Capita Income:	22,033	27,637	31,959	25.43	15.64

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR KAUAI

Market: Kauai, HI — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	695,777	758,946	798,253	815,389	743,300	1.67
Thrift Deposits	166,045	185,614	170,858	165,479	161,375	-0.71
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	416,822	432,886	438,354	467,135	491,220	4.19
Total Deposits	861,822	944,560	969,111	980,868	904,675	1.22

Demographic Data

	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	58,463	63,106	66,237	7.94	4.96
0-14 Age Group (%):	22	19	18	-5.29	0.17
15-34 Age Group (%):	23	25	25	15.39	6.69
35-54 Age Group (%):	32	29	27	-1.98	-2.18
55+ Age Group (%):	23	27	30	26.42	14.33
Total Households:	20,183	22,799	24,276	12.96	6.48
$0-24K Households (%):	26	20	17	-11.25	-11.19
$25-50K Households (%):	29	24	21	-6.84	-6.40
$50K+ Households (%):	45	56	62	39.49	18.42
Average Household Income:	57,842	72,010	82,505	24.49	14.57
Median Household Income:	45,021	56,158	63,673	24.74	13.38
Per Capita Income:	20,301	26,222	30,461	29.17	16.17

Source: ESRI

Source: SNL Securities and ESRI

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this appraisal, there are a total of 194 fully converted thrifts nationally. There are 115 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

Two announced merger targets were eliminated from the group leaving 113 remaining.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 5 institutions that converted after December 31, 2007 were eliminated.

Institutions with significant asset quality problems are inappropriate comparables relative to an institution with strong asset quality. FinPro eliminated 21 institutions with NPA/assets greater than 3%, leaving 87 remaining.

Of the remaining 87, FinPro then eliminated 24 of the institutions with assets less than $600 million as these entities have less financial and managerial resources.

Of the remaining 63, FinPro then eliminated 17 of the institutions with assets greater than $3.0 billion as these entities have greater financial and managerial resources and a broader branch network.

In order to eliminate struggling institutions, FinPro eliminated 11 institutions which were not profitable on an aggregate net income basis for the trailing twelve months, leaving 35.

Ideally, all of the Comparables would be located in Hawaii or on the West Coast. However, due to the limited universe and critical financial characteristics that is not possible. FinPro was forced to expand the geographic screen to include the Western, Southwestern and Midwestern Regions. As such, FinPro eliminated 22 institutions located in the New England, Mid Atlantic and Southeastern Regions.

FinPro then eliminated two institutions due to the lack of sufficient public financial data, leaving 11 institutions.

This results in a total of 11 Comparables. FinPro reviewed the recent performance and news releases of these 11 companies. FinPro determined that BofI Holding, Inc. was not appropriate due to its internet strategy. The remaining 10 were acceptable Comparables.

FIGURE 25 - COMPARABLE GROUP

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
		Corporate				
	Comparable Thrift Data					
FDEF	First Defiance Financial Corp.	NASDAQ	Defiance	OH	34	10/02/1995
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls	SD	33	04/08/1992
HOME	Home Federal Bancorp, Inc.	NASDAQ	Nampa	ID	16	12/20/2007
CASH	Meta Financial Group, Inc.	NASDAQ	Storm Lake	IA	14	09/20/1993
MFSF	MutualFirst Financial, Inc.	NASDAQ	Muncie	IN	33	12/30/1999
NASB	NASB Financial, Inc.	NASDAQ	Grandview	MO	9	09/27/1985
PULB	Pulaski Financial Corp.	NASDAQ	Saint Louis	MO	12	12/03/1998
TSH	Teche Holding Company	NYSE-Alt	New Iberia	LA	20	04/19/1995
TSBK	Timberland Bancorp, Inc.	NASDAQ	Hoquiam	WA	22	01/13/1998
UWBK	United Western Bancorp, Inc.	NASDAQ	Denver	CO	6	10/18/1996
TBNK	Territorial Bancorp, Inc.		Honolulu	HI	24	

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $671.6 million to $2.3 billion in total assets with a median of $1.3 billion. The Bank's asset size was $1.2 billion as of December 31, 2008. On a pro forma basis, the Bank's assets are projected to be $1.3 billion at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.57% and a median ROAE of 6.86% for the last twelve months. The Bank had a core ROAA of 0.72% and a core ROAE of 9.38% for the twelve months ended December 31, 2008. On a pro forma basis, the Bank's ROAA and ROAE are 0.70% and 5.42%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 8.59% with a high of 28.89% and a low of 4.51%. At December 31, 2008, the Bank had a tangible equity to tangible assets ratio of 8.10%. On a pro forma basis, at the midpoint, the Bank would have a tangible equity to tangible assets ratio of 12.84%.

4. Balance Sheet Mix At December 31, 2008, the Bank had a net loan to asset ratio of 51.71%. The median loan to asset ratio for the Comparables was 79.39%, ranging from a low of 52.50% to a high of 85.22%. On the liability side, the Bank's deposit to asset ratio was 75.46% at December 31, 2008 while the Comparable median was 72.29%, ranging from 52.55% to 82.83%. The Bank's borrowing to asset ratio of 14.31% is below the Comparable median of 17.01%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after December 31, 2007, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 26 - KEY FINANCIAL INDICATORS

	for the Twelve Months Ended 12/31/08	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	68.63	112.75
Total Net Loans to Assets	51.71	79.39
Securities to Assets	43.10	10.75
Deposits to Assets	75.46	72.29
Borrowed Funds to Assets	14.31	17.01
Balance Sheet Growth		
Asset Growth Rate	5.37	8.36
Loan Growth Rate	14.13	9.19
Deposit Growth Rate	3.54	10.36
Capital		
Equity to Assets	8.12	9.57
Tangible Equity to Tangible Assets	8.10	8.59
Intangible Assets to Equity	0.19	5.18
Regulatory Core Capital to Assets	10.10	8.00
Equity + Reserves to Assets	8.19	10.37
Asset Quality		
Non-Performing Loans to Loans	0.02	1.95
Reserves to Non-Performing Loans	NM	73.12
Non-Performing Assets to Assets	0.02	1.88
Non-Performing Assets to Equity	-	16.32
Reserves to Loans	0.14	1.31
Reserves to Non-Performing Assets + 90 Days Del.	NM	56.01
Profitability		
Return on Average Assets	0.60	0.41
Return on Average Equity	7.37	3.75
Core Return on Average Assets	0.72	0.57
Core Return on Average Equity	9.38	6.86
Income Statement		
Yield on Average Earning Assets	5.34	6.14
Cost of Average Interest Bearing Liabilities	2.39	2.95
Net Interest Spread	2.95	3.48
Net Interest Margin	3.14	3.43
Noninterest Income to Average Assets	0.18	1.18
Noninterest Expense to Average Assets	2.25	3.12
Efficiency Ratio	70.79	71.10
Overhead Ratio	69.31	56.71

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest
- Other than Temporary Impairment Charge

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 27 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data						
FDEF	First Defiance Financial Corp.	1,957,177	110.02	82.63	7.14	75.10	12.34
HFFC	HF Financial Corp.	1,173,152	104.96	69.15	22.75	65.88	23.92
HOME	Home Federal Bancorp, Inc.	718,133	125.65	66.03	27.55	52.55	17.35
CASH	Meta Financial Group, Inc.	859,125	63.39	52.50	25.11	82.83	9.81
MFSF	MutualFirst Financial, Inc.	1,409,686	117.22	80.03	NA	68.28	19.80
NASB	NASB Financial, Inc.	1,526,454	155.75	85.22	5.12	54.72	34.19
PULB	Pulaski Financial Corp.	1,363,158	115.48	84.88	3.05	73.50	19.56
TSH	Teche Holding Company	767,618	102.67	78.75	10.75	76.70	13.48
TSBK	Timberland Bancorp, Inc.	671,592	118.01	83.88	5.08	71.08	14.94
UWBK	United Western Bancorp, Inc.	2,258,653	72.45	55.32	25.99	76.36	16.67
	Average	1,270,475	108.56	73.84	14.73	69.70	18.21
	Median	1,268,155	112.75	79.39	10.75	72.29	17.01
	Maximum	2,258,653	155.75	85.22	27.55	82.83	34.19
	Minimum	671,592	63.39	52.50	3.05	52.55	9.81
TBNK	Territorial Bancorp, Inc.	1,224,446	68.63	51.71	43.10	75.46	14.31
	Variance to the Comparable Median	(43,709)	(44.12)	(27.68)	32.35	3.17	(2.70)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $1.2 billion, is below the Comparable Group median of $1.3 billion. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.3 million.

Asset Composition - The Bank's loans to assets ratio of 51.71% is below the Comparable Group median of 79.39%. The Bank has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 75.46% of assets and borrowings, 14.31% of assets. The Comparable Group has a deposits to assets ratio of 72.29% and a borrowing to asset ratio of 17.01%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 18. The Bank's interest rate risk position is considered to be "Minimum Risk". The pro forma increase in capital is expected to reduce the institution's interest rate risk. No similar data is available for the Comparable Group.

FIGURE 28 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
FDEF	First Defiance Financial Corp.	11.71	8.68	28.33	NA	12.97
HFFC	HF Financial Corp.	7.81	7.42	5.40	8.00	8.51
HOME	Home Federal Bancorp, Inc.	28.89	28.89	-	20.60	30.00
CASH	Meta Financial Group, Inc.	5.59	5.33	4.84	NA	6.49
MFSF	MutualFirst Financial, Inc.	10.89	NA	NA	NA	11.96
NASB	NASB Financial, Inc.	10.11	9.95	1.78	9.80	10.97
PULB	Pulaski Financial Corp.	6.05	5.75	5.18	7.65	7.20
TSH	Teche Holding Company	9.03	8.59	5.40	7.55	9.77
TSBK	Timberland Bancorp, Inc.	13.54	12.69	7.22	13.07	14.76
UWBK	United Western Bancorp, Inc.	4.51	4.51	-	7.65	5.23
	Average	10.81	10.20	6.46	10.62	11.79
	Median	9.57	8.59	5.18	8.00	10.37
	Maximum	28.89	28.89	28.33	20.60	30.00
	Minimum	4.51	4.51	-	7.55	5.23
TBNK	Territorial Bancorp, Inc.	8.12	8.10	0.19	10.10	8.19
	Variance to the Comparable Median	(1.45)	(0.49)	(4.99)	2.10	(2.18)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median tangible equity to tangible assets ratio of 8.59% is above the Bank's ratio of 8.10%. The Bank's pro forma equity to assets ratio is projected to be 12.84% at the midpoint of the valuation range.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 29 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
FDEF	First Defiance Financial Corp.	2.10	71.78	2.11	18.00	1.51	59.60
HFFC	HF Financial Corp.	0.23	419.44	0.20	2.52	0.99	181.78
HOME	Home Federal Bancorp, Inc.	3.58	47.12	2.56	8.86	1.68	43.66
CASH	Meta Financial Group, Inc.	3.65	47.02	1.98	35.48	1.72	45.46
MFSF	MutualFirst Financial, Inc.	1.80	74.45	1.78	16.37	1.34	56.78
NASB	NASB Financial, Inc.	1.11	85.45	1.61	15.94	0.95	53.11
PULB	Pulaski Financial Corp.	2.95	42.95	2.87	47.50	1.27	34.75
TSH	Teche Holding Company	0.81	114.73	0.73	8.05	0.93	79.24
TSBK	Timberland Bancorp, Inc.	2.39	60.40	2.20	16.26	1.44	55.23
UWBK	United Western Bancorp, Inc.	1.36	77.12	1.12	24.92	1.05	63.71
	Average	2.00	104.05	1.72	19.39	1.29	67.33
	Median	1.95	73.12	1.88	16.32	1.31	56.01
	Maximum	3.65	419.44	2.87	47.50	1.72	181.78
	Minimum	0.23	42.95	0.20	2.52	0.93	34.75
TBNK	Territorial Bancorp, Inc.	0.02	NM	0.02	-	0.14	NM
	Variance to the Comparable Median	(1.93)	NA	(1.86)	(16.32)	(1.17)	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank has a nominal level of NPLs and NPAs. The Comparable Group NPAs to assets ratio is 1.95%. The Bank's reserve level, 0.14% to total loans, is substantially below the Comparable median of 1.31% of loans. The Bank's level of reserves to NPLs is not meaningful because of the low level of NPLs.

Positive	Neutral	Negative
Higher Pro forma Capital	Similar Capital	Lower Loans to Assets
Lower Borrowings to Assets		Lower ALLL to Loans
Higher Deposits to Assets		
Nominal NPLs or NPAs		

The Bank's asset mix is weaker than the Comparable Group's mix. The Bank has a higher level of deposits and lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has slightly lower capital levels, but at the midpoint of the range will have higher tangible capital levels after the conversion. The Bank has a lower level of NPLs and NPAs, but has a lower level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, an upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have all increased. However, relative to the Comparable Group median, the Bank's asset and deposit growth rates are lower, while loan growth is higher. The additional capital raised as part of the offering will provide the Bank with the opportunity to grow its balance sheet at a time when the industry is lacking capital.

FIGURE 30 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
FDEF	First Defiance Financial Corp.	21.61	25.40	20.70
HFFC	HF Financial Corp.	14.94	6.77	0.13
HOME	Home Federal Bancorp, Inc.	(8.23)	(1.30)	(6.81)
CASH	Meta Financial Group, Inc.	12.84	15.36	22.26
MFSF	MutualFirst Financial, Inc.	46.46	39.15	44.43
NASB	NASB Financial, Inc.	(0.15)	(1.57)	4.18
PULB	Pulaski Financial Corp.	8.97	11.60	15.30
TSH	Teche Holding Company	4.38	3.34	5.41
TSBK	Timberland Bancorp, Inc.	3.87	3.81	3.49
UWBK	United Western Bancorp, Inc.	7.75	39.81	24.48
	Average	11.24	14.24	13.36
	Median	8.36	9.19	10.36
	Maximum	46.46	39.81	44.43
	Minimum	(8.23)	(1.57)	(6.81)
TBNK	Territorial Bancorp, Inc.	5.37	14.13	3.54
	Variance to the Comparable Median	(2.99)	4.94	(6.82)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Loan Growth		Lower Asset Growth
Additional Capital		Lower Deposit Growth

A slight upward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Net income trended downward between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2007. The decline of $8.2 million over this time period was primarily attributable to lower net interest income resulting from higher noninterest expense, lower noninterest income and margin compression.

For the twelve months ended December 31, 2008 compared to twelve months ended December 31, 2007, net income increased $1.4 million or 24.8%. The increase was primarily attributable to an increase in net interest income of $7.4 million, resulting primarily from lower interest expense. This was partially offset by a $3.0 million increase in noninterest expense a $1.2 increase in provision for income tax expense and a $1.7 million decrease in noninterest income.

FIGURE 31 - NET INCOME CHART


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$13,983
$12,968
$7,711
$5,768
$7,200
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
For the Twelve Months

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are above the Comparable Group medians. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.70% and 5.42%, respectively.

FIGURE 32 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
FDEF	First Defiance Financial Corp.	0.40	3.85	0.55	5.31
HFFC	HF Financial Corp.	0.65	10.35	0.64	10.15
HOME	Home Federal Bancorp, Inc.	0.30	1.10	0.30	1.10
CASH	Meta Financial Group, Inc.	0.19	3.08	(0.12)	(1.91)
MFSF	MutualFirst Financial, Inc.	0.07	0.81	0.33	3.66
NASB	NASB Financial, Inc.	0.72	7.29	0.71	7.24
PULB	Pulaski Financial Corp.	0.06	0.83	0.45	6.61
TSH	Teche Holding Company	0.73	8.11	1.14	12.64
TSBK	Timberland Bancorp, Inc.	0.42	3.65	0.81	7.10
UWBK	United Western Bancorp, Inc.	0.45	9.06	0.58	11.49
	Average	0.40	4.81	0.54	6.34
	Median	0.41	3.75	0.57	6.86
	Maximum	0.73	10.35	1.14	12.64
	Minimum	0.06	0.81	(0.12)	(1.91)
TBNK	Territorial Bancorp, Inc.	0.60	7.37	0.72	9.38
	Variance to the Comparable Median	0.19	3.62	0.15	2.52

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 33 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
FDEF	First Defiance Financial Corp.	6.30	2.79	3.51	3.81	1.20	3.06	64.72	52.29
HFFC	HF Financial Corp.	6.14	NA	NA	3.33	1.04	3.06	73.69	64.91
HOME	Home Federal Bancorp, Inc.	5.57	3.29	2.28	3.28	1.38	3.29	73.04	61.12
CASH	Meta Financial Group, Inc.	5.26	NA	NA	3.52	5.94	8.67	94.98	85.64
MFSF	MutualFirst Financial, Inc.	6.26	NA	NA	3.22	0.91	2.90	76.30	68.83
NASB	NASB Financial, Inc.	NA	NA	NA	2.66	1.49	2.56	60.33	37.29
PULB	Pulaski Financial Corp.	5.94	3.11	2.83	3.07	1.02	2.34	55.87	40.25
TSH	Teche Holding Company	6.45	2.99	3.45	3.77	2.11	3.88	69.16	50.55
TSBK	Timberland Bancorp, Inc.	6.81	2.91	3.91	4.31	1.15	3.18	60.97	49.79
UWBK	United Western Bancorp, Inc.	5.54	1.80	3.74	3.95	0.87	3.45	75.04	69.27
	Average	6.03	2.82	3.29	3.49	1.71	3.64	70.41	57.99
	Median	6.14	2.95	3.48	3.43	1.18	3.12	71.10	56.71
	Maximum	6.81	3.29	3.91	4.31	5.94	8.67	94.98	85.64
	Minimum	5.26	1.80	2.28	2.66	0.87	2.34	55.87	37.29
TBNK	Territorial Bancorp, Inc.	5.34	2.39	2.95	3.14	0.18	2.25	70.79	69.31
	Variance to the Comparable Median	(0.80)	(0.56)	(0.53)	(0.29)	(1.00)	(0.87)	(0.31)	12.60

Sources: SNL and Offering Circular Data, FinPro Computations
Note: The cost of funds and the net interest spread medians are less reliable due to the lack of four data points.

The Bank has a 29 basis point disadvantage in net margin relative to the Comparable Group. This disadvantage is compounded by a 100 basis point disadvantage in noninterest income. However, noninterest expense as a percentage of average assets is 87 basis points lower than the Comparable Group median.

The Bank's efficiency ratio of 70.79% is below the Comparable median of 69.67%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher ROAA		Lower Net Interest Margin
Higher ROAE		Lower Noninterest Income
Lower Noninterest Expense		Lower Pro Forma ROAE

The Bank's profitability is above the Comparables on an ROAA and ROAE basis. The Bank's earnings composition is weaker than the Comparable Group as the Bank has a lower margin and lower noninterest income. However, the Bank has a lower level of noninterest expense. The Bank's historical earnings have been trending downward. Taken collectively, a moderate upward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 34 – MARKET AREA DATA

Institution Name	County, State	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2008 (Actual)	Population per Branch (Actual)	Population Change 2000-2008 (%)	Population Change 2008-2013 (%)	Median HH Income 2008 ($)	HH Income Change 2000-2008 (%)	HH Income Change 2008-2013 (%)	Unemployment December 2008 (%)
First Defiance Financial Corp.	Allen, IN	61	13,587	0.33%	354,588	5,813	6.85%	4.41%	56,475	31.30%	15.00%	8.10%
First Defiance Financial Corp.	Lenawee, MI	28	190,303	19.13%	104,040	3,716	5.21%	3.20%	55,430	21.10%	11.01%	12.20%
First Defiance Financial Corp.	Hillsdale, MI	14	14,232	3.79%	48,499	3,464	4.24%	1.93%	47,524	17.83%	11.33%	12.80%
First Defiance Financial Corp.	Defiance, OH	11	295,797	38.10%	39,354	3,578	-0.37%	0.00%	55,410	23.28%	14.22%	9.60%
First Defiance Financial Corp.	Allen, OH	27	180,069	10.56%	106,182	3,933	-2.11%	-0.38%	46,422	24.87%	17.22%	9.00%
First Defiance Financial Corp.	Williams, OH	19	144,918	21.39%	39,362	2,072	0.44%	-0.22%	50,229	23.20%	14.82%	11.20%
First Defiance Financial Corp.	Hancock, OH	21	140,399	14.72%	76,021	3,620	6.63%	4.12%	54,619	24.40%	15.77%	7.70%
First Defiance Financial Corp.	Henry, OH	15	89,323	17.84%	29,747	1,983	1.84%	1.39%	51,549	20.98%	16.21%	10.20%
First Defiance Financial Corp.	Wood, OH	27	85,699	5.01%	128,743	4,768	6.34%	3.52%	56,025	25.99%	15.42%	8.30%
First Defiance Financial Corp.	Putnam, OH	16	73,454	9.96%	35,094	2,193	1.06%	0.61%	55,828	20.08%	12.57%	7.70%
First Defiance Financial Corp.	Fulton, OH	16	53,097	7.03%	43,430	2,714	3.20%	1.56%	54,138	22.74%	15.04%	10.30%
First Defiance Financial Corp.	Lucas, OH	108	50,437	0.75%	452,113	4,186	-0.65%	-0.72%	46,636	27.73%	19.84%	9.90%
First Defiance Financial Corp.	Ottawa, OH	14	37,794	5.54%	41,849	2,989	2.11%	1.88%	55,491	25.47%	14.58%	12.40%
First Defiance Financial Corp.	Paulding, OH	8	37,710	17.60%	19,934	2,492	-1.77%	-1.79%	49,475	22.77%	15.47%	9.40%
First Defiance Financial Corp.	Seneca, OH	13	23,198	2.46%	57,592	4,430	-1.86%	-1.20%	46,173	22.21%	15.85%	9.20%
Deposit Weighted Market Data				*18.27%*		*3,372*	*1.78%*	*1.17%*	*52,766*	*23.33%*	*14.77%*	*9.82%*
HF Financial Corp	Lyon, MN	11	9,545	1.55%	25,509	2,319	0.33%	-0.45%	49,395	26.19%	16.14%	5.50%
HF Financial Corp	Minnehaha, SD	53	521,197	0.84%	172,459	3,254	16.31%	9.04%	60,112	40.97%	14.30%	3.70%
HF Financial Corp	Brown, SD	11	51,989	5.93%	34,926	3,175	-1.51%	-0.68%	46,088	31.61%	18.06%	3.00%
HF Financial Corp	Lincoln, SD	9	40,636	5.75%	38,655	4,295	60.19%	32.59%	66,930	38.48%	21.17%	3.20%
HF Financial Corp	Hutchinson, SD	6	31,717	10.41%	7,806	1,301	-3.33%	-3.23%	36,272	20.80%	11.50%	4.60%
HF Financial Corp	Moody, SD	3	31,463	32.19%	6,703	2,234	1.64%	1.89%	45,189	27.41%	14.97%	4.30%
HF Financial Corp	Brookings, SD	11	20,912	2.43%	29,581	2,689	4.82%	1.64%	47,062	32.45%	15.97%	2.50%
HF Financial Corp	Davison, SD	10	19,622	4.33%	19,360	1,936	3.30%	2.30%	45,917	37.50%	17.76%	3.60%
HF Financial Corp	Hughes, SD	11	19,606	3.55%	16,985	1,544	3.06%	1.31%	54,968	30.38%	13.14%	3.00%
HF Financial Corp	Union, SD	10	17,024	7.81%	14,468	1,447	14.97%	8.47%	58,837	31.25%	12.70%	4.50%
HF Financial Corp	Codington, SD	13	16,115	2.21%	26,632	2,049	2.84%	2.41%	46,825	29.84%	16.92%	4.00%
HF Financial Corp	Yankton, SD	10	13,004	2.37%	22,080	2,208	1.98%	-0.11%	45,287	28.02%	15.97%	3.50%
HF Financial Corp	Turner, SD	8	8,070	4.74%	9,010	1,126	1.82%	1.28%	43,379	21.15%	15.34%	4.20%
HF Financial Corp	Lake, SD	4	-	-	11,391	2,848	1.02%	1.98%	44,160	29.60%	17.04%	4.30%
Deposit Weighted Market Data				*3.47%*		*2,983*	*14.21%*	*7.80%*	*56,371*	*37.32%*	*14.99%*	*3.68%*
Home Federal Bancorp, Inc.	Canyon, ID	23	197,394	14.75%	186,223	8,097	41.68%	22.90%	48,365	34.87%	18.71%	8.90%
Home Federal Bancorp, Inc.	Ada, ID	78	140,004	2.48%	384,329	4,927	27.72%	16.97%	64,149	38.93%	19.99%	6.30%
Home Federal Bancorp, Inc.	Gem, ID	4	28,825	20.73%	17,475	4,369	15.11%	9.26%	43,426	26.17%	14.43%	9.00%
Home Federal Bancorp, Inc.	Elmore, ID	7	22,893	15.74%	29,849	4,264	2.47%	1.70%	45,108	27.93%	15.76%	7.00%
Home Federal Bancorp, Inc.	Bannock, ID	17	-	0.00%	80,464	4,733	6.48%	5.05%	50,374	36.98%	19.34%	5.30%
Home Federal Bancorp, Inc.	Bingham, ID	8	-	0.00%	45,006	5,626	7.84%	5.16%	45,323	24.47%	14.75%	5.10%
Home Federal Bancorp, Inc.	Jerome, ID	6	-	0.00%	20,679	3,447	12.74%	9.13%	44,186	27.29%	16.02%	5.30%
Deposit Weighted Market Data				*10.84%*		*6,455*	*32.38%*	*18.51%*	*53,487*	*35.28%*	*18.68%*	*7.86%*
Meta Financial Group, Inc.	Polk, IA	53	103,902	0.99%	421,934	7,961	12.64%	8.83%	61,213	32.75%	15.67%	4.50%
Meta Financial Group, Inc.	Buena Vista, IA	10	56,707	9.89%	20,237	2,024	-0.85%	0.00%	43,885	24.60%	16.64%	4.10%
Meta Financial Group, Inc.	Lincoln, SD	9	326,384	46.19%	38,655	4,295	60.19%	32.59%	66,930	38.48%	21.17%	3.20%
Meta Financial Group, Inc.	Brookings, SD	10	42,104	4.89%	29,581	2,958	4.82%	1.64%	47,062	32.45%	15.97%	2.50%
Meta Financial Group, Inc.	Minnehaha, SD	56	15,911	0.03%	172,459	3,080	16.31%	9.04%	60,112	40.97%	14.30%	3.70%
Deposit Weighted Market Data				*29.26%*		*4,619*	*39.22%*	*21.59%*	*61,708*	*35.55%*	*19.05%*	*3.50%*
MutualFirst Financial, Inc.	Delaware, IN	39	330,751	21.72%	116,510	2,987	-1.90%	-2.23%	44,837	29.35%	17.94%	8.30%
MutualFirst Financial, Inc.	Saint Joseph, IN	56	309,030	8.52%	270,840	4,836	1.99%	1.26%	53,000	31.06%	17.90%	9.50%
MutualFirst Financial, Inc.	Grant, IN	18	163,334	24.09%	70,583	3,921	-3.84%	-2.76%	46,042	27.05%	18.18%	9.80%
MutualFirst Financial, Inc.	Kosciusko, IN	34	128,213	11.30%	79,145	2,328	6.87%	4.35%	53,979	22.74%	14.36%	11.00%
MutualFirst Financial, Inc.	Randolph, IN	12	44,717	10.89%	26,643	2,220	-2.77%	-1.77%	43,848	26.95%	16.03%	9.60%
MutualFirst Financial, Inc.	Elkhart, IN	51	31,952	1.48%	203,946	3,999	11.57%	8.02%	55,486	24.61%	14.12%	15.30%
MutualFirst Financial, Inc.	Wabash, IN	12	4,927	1.42%	3,375	281	-3.45%	-2.19%	51,430	27.38%	17.47%	9.70%
Deposit Weighted Market Data				*15.54%*		*3,604*	*0.46%*	*-0.07%*	*49,003*	*28.40%*	*17.31%*	*9.53%*
NASB Financial, Inc.	Jackson, MO	75	504,617	3.72%	684,929	9,132	4.59%	2.65%	51,737	31.66%	19.91%	7.90%
NASB Financial, Inc.	Clay, MO	26	160,951	5.34%	210,943	8,113	14.64%	10.25%	63,846	31.91%	16.72%	5.90%
NASB Financial, Inc.	Buchanan, MO	20	90,048	6.46%	86,554	4,328	0.65%	0.77%	44,271	27.54%	16.98%	5.70%
NASB Financial, Inc.	Cass, MO	17	52,403	5.58%	101,084	5,946	23.14%	13.05%	63,740	28.62%	16.62%	7.00%
NASB Financial, Inc.	Platte, MO	18	32,216	3.14%	85,195	4,733	15.47%	8.48%	71,664	28.40%	17.19%	5.30%
Deposit Weighted Market Data				*4.42%*		*8,055*	*7.67%*	*4.78%*	*54,769*	*30.95%*	*18.68%*	*7.13%*

Institution Name	County, State	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2008 (Actual)	Population per Branch (Actual)	Population Change 2000-2008 (%)	Population Change 2008-2013 (%)	Median HH Income 2008 ($)	HH Income Change 2000-2008 (%)	HH Income Change 2008-2013 (%)	Unemployment December 2008 (%)
Pulaski Financial Corp.	Saint Louis, MO	159	684,471	2.96%	1,005,910	6,326	-1.02%	-0.88%	66,042	30.64%	13.45%	6.70%
Pulaski Financial Corp.	Saint Louis (City), MO	41	115,477	0.75%	350,436	8,547	0.65%	1.23%	34,538	27.55%	17.36%	8.20%
Pulaski Financial Corp.	Saint Charles, MO	41	51,235	1.26%	358,806	8,751	26.39%	13.46%	75,180	31.20%	17.16%	6.50%
Deposit Weighted Market Data				*2.56%*		*6,774*	*0.86%*	*0.27%*	*62,318*	*30.25%*	*14.20%*	*6.89%*
Teche Holding Company	Saint Mary, LA	18	156,905	15.65%	52,000	2,889	-2.80%	-2.45%	32,136	13.53%	8.94%	5.10%
Teche Holding Company	Lafayette, LA	55	143,719	3.67%	206,327	3,751	8.31%	4.02%	42,176	15.36%	9.88%	3.60%
Teche Holding Company	Iberia, LA	17	110,440	8.73%	75,989	4,470	3.72%	2.33%	35,751	15.09%	8.73%	4.60%
Teche Holding Company	Saint Landry, LA	24	73,341	6.68%	92,253	3,844	5.19%	2.74%	25,745	12.87%	7.08%	6.00%
Teche Holding Company	Terrebonne, LA	28	50,600	2.85%	111,494	3,982	6.69%	4.00%	40,733	15.56%	9.87%	3.90%
Teche Holding Company	Saint Martin, LA	17	35,921	6.99%	52,451	3,085	7.96%	4.20%	34,849	13.19%	8.93%	4.50%
Teche Holding Company	East Baton Rouge, LA	104	28,600	0.27%	434,018	4,173	5.13%	2.43%	42,693	14.06%	8.42%	5.10%
Teche Holding Company	Lafourche, LA	30	15,086	0.85%	95,048	3,168	5.64%	3.47%	39,695	13.69%	9.39%	3.70%
Teche Holding Company	Ascension, LA	19	1,854	0.55%	102,375	5,388	33.60%	20.19%	52,718	18.70%	10.22%	5.00%
Deposit Weighted Market Data				*7.87%*		*3,662*	*4.00%*	*1.89%*	*35,964*	*14.35%*	*8.97%*	*4.60%*
Timberland Bancorp, Inc.	Grays Harbor, WA	24	245,951	23.96%	72,241	3,010	7.51%	3.87%	43,145	26.30%	16.82%	11.00%
Timberland Bancorp, Inc.	Pierce, WA	104	99,831	1.16%	803,614	7,727	14.67%	8.98%	57,938	28.19%	23.96%	7.20%
Timberland Bancorp, Inc.	Thurston, WA	38	66,086	2.15%	246,792	6,495	19.02%	11.64%	60,384	28.81%	10.32%	6.10%
Timberland Bancorp, Inc.	Lewis, WA	21	31,129	3.32%	75,726	3,606	40.39%	7.58%	44,694	25.98%	15.07%	11.10%
Timberland Bancorp, Inc.	Kitsap, WA	42	20,086	0.86%	247,540	5,894	6.71%	3.76%	60,161	28.42%	10.56%	6.00%
Timberland Bancorp, Inc.	King, WA	345	17,178	0.03%	1,883,942	5,461	8.46%	5.46%	75,634	41.68%	16.87%	5.70%
				13.06%		*4,717*	*12.71%*	*6.29%*	*50,566*	*27.66%*	*17.04%*	*9.14%*
United Western Bancorp, Inc.	Denver, CO	75	1,463,824	6.62%	587,078	7,828	5.85%	4.21%	53,705	35.89%	22.88%	7.00%
United Western Bancorp, Inc.	Boulder, CO	48	11,920	0.21%	288,607	6,013	6.97%	3.12%	73,269	32.17%	15.69%	4.80%
United Western Bancorp, Inc.	Larimer, CO	41	10,704	0.24%	288,290	7,031	14.63%	7.92%	63,028	29.33%	15.49%	4.90%
Deposit Weighted Market Data				*6.52%*		*7,759*	*5.92%*	*4.23%*	*53,929*	*35.81%*	*22.77%*	*6.97%*
Comparable Median				**9.36%**		**4,668**	**6.79%**	**4.50%**	**53,708**	**30.60%**	**17.17%**	**7.05%**
Territorial Bancorp Inc.	Honolulu, HI	194	807,251	3.82%	917,673	4,730	4.74%	3.04%	65,080	24.87%	11.59%	4.20%
Territorial Bancorp Inc.	Hawaii, HI	34	54,006	2.63%	183,508	5,397	23.43%	14.45%	49,045	23.19%	15.33%	7.10%
Territorial Bancorp Inc.	Maui, HI	40	64,865	3.09%	147,939	3,698	15.49%	8.41%	60,748	22.84%	11.96%	6.70%
Territorial Bancorp Inc.	Kauai, HI	21	17,197	1.90%	63,106	3,005	7.94%	4.96%	56,158	24.74%	13.38%	7.70%
Deposit Weighted Market Data				**3.67%**		**4,666**	**6.61%**	**4.10%**	**63,701**	**24.63%**	**11.86%**	**4.60%**
State of Hawaii		279			**1,312,372**	**4,704**	**8.32%**	**5.33%**	**61,536**	**23.53%**	**11.54%**	**5.10%**
National		99,957			**309,299,265**	**3,094**	**9.59%**	**6.30%**	**54,749**	**28.82%**	**16.97%**	**7.40%**

Sources: SNL Securities

The two largest components of Hawaii's economy are tourism and the federal government, including the military. However, the State of Hawaii has been striving to diversify the state's economy by attracting more high-technology businesses to the state. The Hawaii Department of Business, Economic Development and Tourism expects total visitor arrivals to decline 5.9% in 2009, down from a 1.9% decline projected in the previous (November 2008) forecast. Some of the largest individual private employers in the state include a staffing companies, financial services companies, the University of Hawaii System of higher education and research and health services companies.

Positive	Neutral	Negative
Higher Median Income	Historical Population Growth	Lower Income Growth
Lower Unemployment	Proj. Population Growth	Tourism Reliance
	Population Per Branch	

The Bank's market area has experienced population growth that is modestly slower than the median for the Comparable Group and population growth is projected to continue into the future. Household income levels are higher in the Bank's markets, but are projected to grow at a rate that is slower than the Comparables. The Bank's market area has a similar ratio of population to branches than the Comparable Group, indicating a similar competition. The unemployment rate in the Bank's market area is lower. However, the Hawaiian economy is heavily dependent on the tourist industry which has slowed based upon economic weakness. Based upon these factors, no adjustment is warranted for market area.

CASH DIVIDENDS

The industry has typically not disclosed dividend policies concurrent with conversion. Recently, a number of financial institutions have cut dividend rates in an effort to conserve capital.

FIGURE 35 - DIVIDEND DATA

Ticker	Short Name	*Dividends* Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
FDEF	First Defiance Financial Corp.	13.13	104.40
HFFC	HF Financial Corp.	4.35	25.43
HOME	Home Federal Bancorp, Inc.	2.99	157.14
CASH	Meta Financial Group, Inc.	6.30	94.55
MFSF	MutualFirst Financial, Inc.	9.90	400.00
NASB	NASB Financial, Inc.	6.12	64.75
PULB	Pulaski Financial Corp.	6.97	468.75
TSH	Teche Holding Company	5.28	53.65
TSBK	Timberland Bancorp, Inc.	10.55	104.76
UWBK	United Western Bancorp, Inc.	4.97	17.27
	Average	7.06	149.07
	Median	6.21	99.48
	Maximum	13.13	468.75
	Minimum	2.99	17.27
TBNK	Territorial Bancorp, Inc.	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

All of the Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 99.48%, ranging from a high of 468.75% to a low of 17.27%. The Bank, on a pro forma basis at the mid point of the value range will have a tangible equity to tangible assets ratio of 12.84%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 36 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
FDEF	First Defiance Financial Corp.	42.10	5.18	9.00	4.41	23.67	15.67
HFFC	HF Financial Corp.	41.60	10.35	13.50	10.02	16.58	15.35
HOME	Home Federal Bancorp, Inc.	128.10	7.37	11.35	7.37	11.93	11.93
CASH	Meta Financial Group, Inc.	21.50	8.25	12.25	6.75	18.44	17.55
MFSF	MutualFirst Financial, Inc.	33.90	4.85	7.48	4.49	17.35	12.14
NASB	NASB Financial, Inc.	115.70	14.71	29.25	14.57	19.62	19.27
PULB	Pulaski Financial Corp.	55.80	5.45	7.53	5.11	8.05	7.63
TSH	Teche Holding Company	56.20	26.52	29.75	22.35	32.70	31.00
TSBK	Timberland Bancorp, Inc.	29.40	4.17	7.93	1.94	10.75	9.81
UWBK	United Western Bancorp, Inc.	35.00	4.83	10.25	4.48	14.06	14.06
	Average	55.93	9.17	13.83	8.15	17.32	15.44
	Median	41.85	6.41	10.80	5.93	16.97	14.71
	Maximum	128.10	26.52	29.75	22.35	32.70	31.00
	Minimum	21.50	4.17	7.48	1.94	8.05	7.63
TBNK	Territorial Bancorp, Inc.	76.00	NA	NA	NA	NA	NA
	Variance to the Comparable Median	34.15	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $21.5 million to a high of $128.1 million with a median market capitalization of $41.9 million. The Bank expects to have $76.0 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all but one of the Comparables.

No adjustment for this factor appears warranted as both the Bank and the Comparables are expected to be liquidly traded.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. It is expected that industry regulation will increase as a result of the current crisis. Both the Bank and the Comparable Group are expected to operate in substantially the same regulatory environment.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The current team has considerable banking experience and has held similar positions in other financial institutions. The Bank's organizational chart is reasonable for an institution of its size and complexity. Financial performance and asset quality are strong.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to tangible book multiple of conversions declined from 2007 to 2009 YTD. It is also important to note that a number of institutions cancelled or postponed conversions over the past six months.

FIGURE 37 - CONVERSIONS (SINCE 1/1/07) PRO FORMA DATA

					Price to Pro Forma		
Ticker	Short Name	IPO Date	IPO Price ($)	Net Proceeds ($000)	EPS (%)	Book Value (%)	Tangible Book Value (%)
SJBA	St. Joseph Bancorp, Inc.	02/02/2009	10.0000	2,676	NM	46.30	46.30
HIBE	Hibernia Homestead Bancorp, Inc.	01/28/2009	10.0000	9,060	NM	48.10	48.10
2009 YTD	**Average**				**NM**	**47.20**	**47.20**
	Median				**NM**	**47.20**	**47.20**
FSFG	First Savings Financial Group, Inc.	10/07/2008	10.0000	20,040	NM	51.10	51.10
HBCP	Home Bancorp, Inc.	10/03/2008	10.0000	76,703	19.20	69.70	69.70
CBNJ	Cape Bancorp, Inc.	02/01/2008	10.0000	59,705	50.00	73.20	105.80
DNBK	Danvers Bancorp, Inc.	01/10/2008	10.0000	147,562	29.40	83.70	83.90
2008	**Average**				**32.87**	**69.43**	**77.63**
	Median				**29.40**	**71.45**	**76.80**
FABK	First Advantage Bancorp	11/30/2007	10.0000	44,892	83.30	68.20	68.20
FFNW	First Financial Northwest, Inc.	10/10/2007	10.0000	182,153	20.80	77.70	81.60
BFED	Beacon Federal Bancorp, Inc.	10/02/2007	10.0000	63,053	26.30	69.10	69.10
LABC	Louisiana Bancorp, Inc.	07/10/2007	10.0000	54,373	23.80	75.90	75.90
QNTO	Quaint Oak Bancorp, Inc.	07/05/2007	10.0000	11,670	17.90	84.70	84.70
CMSB	CMS Bancorp, Inc.	04/04/2007	10.0000	15,512	90.90	85.20	85.40
ESSA	ESSA Bancorp, Inc.	04/04/2007	10.0000	135,812	27.00	87.30	87.30
HBNK	Hampden Bancorp, Inc.	01/17/2007	10.0000	64,364	38.50	82.00	82.00
2007	**Average**				**41.06**	**78.76**	**79.28**
	Median				**26.65**	**79.85**	**81.80**
1/1/2007	**Average**				**38.83**	**71.59**	**74.22**
2/27/2009	**Median**				**27.00**	**74.55**	**78.75**

Source: SNL Securities

There was no first day "pop" for 2009 year-to-date and half of the 2008 transactions traded down on their first day. Three of the four 2008 standard conversions are trading below their IPO price.

FIGURE 38 - CONVERSIONS PRICE APPRECIATION

Ticker	Short Name	IPO Date	Percent Change from IPO: After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
SJBA	St. Joseph Bancorp, Inc..	02/02/2009	0.00	0.00	NA	NA	0.00
HIBE	Hibernia Homestead Bancorp, Inc.	01/28/2009	0.00	5.00	NA	NA	5.00
2009 YTD	**Average**		-	**2.50**	**NA**	**NA**	**2.50**
	Median		-	**2.50**	**NA**	**NA**	**2.50**
FSFG	First Savings Financial Group, Inc.	10/07/2008	-1.00	-4.00	-8.00	0.00	-9.00
HBCP	Home Bancorp, Inc.	10/03/2008	14.90	3.50	3.10	-2.50	-6.40
CBNJ	Cape Bancorp, Inc.	02/01/2008	0.50	0.10	-2.00	0.10	-27.50
DNBK	Danvers Bancorp, Inc.	01/10/2008	-2.60	-2.20	2.60	3.70	28.20
2008	**Average**		**2.95**	**(0.65)**	**(1.08)**	**0.33**	**(3.68)**
	Median		**(0.25)**	**(1.05)**	**0.30**	**0.05**	**(7.70)**
FABK	First Advantage Bancorp	11/30/2007	11.70	8.00	6.50	18.50	-5.00
FFNW	First Financial Northwest, Inc.	10/10/2007	17.30	15.30	8.10	-6.20	-26.30
BFED	Beacon Federal Bancorp, Inc.	10/02/2007	16.00	19.00	7.50	0.00	-21.20
LABC	Louisiana Bancorp, Inc.	07/10/2007	9.50	3.00	9.40	12.90	20.50
QNTO	Quaint Oak Bancorp, Inc.	07/05/2007	-2.00	-9.50	-11.00	-9.60	-20.00
CMSB	CMS Bancorp, Inc.	04/04/2007	5.70	5.20	3.20	8.60	-30.00
ESSA	ESSA Bancorp, Inc.	04/04/2007	17.80	21.50	14.60	10.50	20.10
HBNK	Hampden Bancorp, Inc.	01/17/2007	28.20	24.50	23.40	17.90	-21.30
2007	**Average**		**13.03**	**10.88**	**7.71**	**6.58**	**(10.40)**
	Median		**13.85**	**11.65**	**7.80**	**9.55**	**(20.60)**
1/1/2007	**Average**		**8.29**	**6.39**	**4.78**	**4.49**	**(6.64)**
2/27/2009	**Median**		**7.60**	**4.25**	**4.85**	**1.90**	**(7.70)**

Source: SNL Securities

A strong downward adjustment is warranted given weakness in the market.

OTHER THAN TEMPORARY IMPAIRMENT CHARGE

During the quarter ended December 31, 2008, the Bank posted a $2.5 million pre-tax charge related to its holdings of pools of trust preferred securities. As of the date of this appraisal, the Bank has received notification that a second one of the pools of trust preferred securities will be deferring interest. Based upon discussions with KPMG, the Bank's auditor, the Bank will take another impairment charge during the quarter ended March 31, 2009. Management estimates that the charge will approximate $2.5 million, pre-tax.

Based upon the knowledge of this factor, FinPro believes that a moderate downward adjustment is warranted.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Upward
Balance Sheet Growth	Slight Upward
Earnings Quality, Predictability and Growth	Moderate Upward
Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Strong Downward
Other than Temporary Impairment Charge	Moderate Downward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 12.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all publicly traded thrifts and the recent and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are normal. As such, this approach was given consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

As the Bank has stated its intention to pay down some or all of its outstanding trust preferred securities at various points in the value range, FinPro has eliminated the interest expense on the trust preferred securities based upon the expense incurred over the twelve month period ended December 31, 2008.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion is estimated to be $76,000,000. Based upon a range below and above the midpoint value, the respective values are $64,600,000 at the minimum and $87,400,000 at the maximum respectively. At the super maximum of the range, the offering value would be $100,510,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 39 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	7,600,000	$	10.00	$	76,000,000
Range:					
- Minimum	6,460,000	$	10.00		64,600,000
- Maximum	8,740,000		10.00		87,400,000
- Super Maximum	10,051,000		10.00		100,510,000

Source: FinPro Inc. Pro forma Model

FIGURE 40 – FULL CONVERSION OFFERING PRICING MULTIPLES

	Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
Price-Core Earnings Ratio P/E	6.94 8.06 9.17 10.75	11.66	6.60	NA	NA	20.06	13.25
Price-to-Book Ratio P/B	42.16% 46.60% 50.53% 54.50%	51.58%	53.25%	NA	NA	55.72%	58.30%
Price-to-Tangible Book Ratio P/TB	42.21% 46.66% 50.58% 54.56%	55.95%	54.40%	NA	NA	64.66%	62.10%
Price-to-Assets Ratio P/A	5.11% 5.99% 6.86% 7.82%	5.37%	3.86%	NA	NA	6.54%	4.76%

Source: FinPro Calculations

FIGURE 41 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	9.62	8.06	46.60%	46.66%	5.99%
Comparable Group Median	10.40	6.60	53.25%	54.40%	3.86%
(Discount) Premium	-7.50%	22.12%	-12.49%	-14.23%	55.18%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 22.12% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 14.23% discount to the Comparable Group.

FIGURE 42 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	12.82	10.75	54.50%	54.56%	7.82%
Comparable Group Median	10.40	6.60	53.25%	54.40%	3.86%
(Discount) Premium	23.27%	62.88%	2.35%	0.29%	102.59%

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 62.88% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 0.29% premium to the Comparable Group.

FIGURE 43 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the minimum) Full Conversion	8.33	6.94	42.16%	42.21%	5.11%
Comparable Group Median	10.40	6.60	53.25%	54.40%	3.86%
(Discount) Premium	-19.90%	5.15%	-20.83%	-22.41%	32.38%

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the minimum of the estimated valuation range the Bank is priced at a premium of 5.15% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 22.41% discount to the Comparable Group.

VALUATION CONCLUSION

We believe that the discount on a tangible book basis at the midpoint is appropriate relative to the Comparable Group.

It is, therefore, FinPro's opinion that as of February 27, 2009, the estimated pro forma market value of the Bank in a full offering was $76,000,000 at the midpoint of a range with a minimum of $64,600,000 to a maximum of $87,400,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $100,510,000.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being Roslyn Bancorp, Inc. and TFS Financial Corporation (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

Exhibit 2

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

(Dollars in thousands)

Assets		2008	2007
Cash (note 14)	$	11,216	19,755
Investment securities held to maturity, at amortized cost (fair value of $535,590 and $529,307 at December 31, 2008 and 2007, respectively (notes 3 and 9))		527,767	538,025
Federal Home Loan Bank stock, at cost (note 9)		12,348	12,348
Loans receivable, net (notes 4, 5, and 8)		633,160	554,795
Accrued interest receivable (note 6)		4,787	4,574
Premises and equipment, net (note 7)		4,444	4,460
Real estate owned		131	—
Bank-owned life insurance		27,107	26,068
Prepaid expenses and other assets		3,486	1,993
Total assets	$	1,224,446	1,162,018
Liabilities and Equity			
Liabilities:			
Deposits (note 8)	$	923,914	892,316
Advances from the Federal Home Loan Bank (note 9)		35,791	72,000
Securities sold under agreements to repurchase (note 10)		115,200	55,200
Subordinated debentures (note 12)		24,221	24,199
Accounts payable and accrued expenses (note 13)		18,634	18,071
Current income taxes payable (note 11)		963	720
Deferred income taxes payable (note 11)		3,228	4,439
Advance payments by borrowers for taxes and insurance		3,114	2,594
Total liabilities		1,125,065	1,069,539
Commitments and contingencies (notes 14 and 16)			
Equity:			
Retained earnings (note 15)		100,897	93,700
Accumulated other comprehensive loss		(1,516)	(1,221)
Total equity		99,381	92,479
Total liabilities and equity	$	1,224,446	1,162,018

See accompanying notes to consolidated financial statements.

Exhibit 3

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2008, 2007, and 2006

(Dollars in thousands)

		2008	2007	2006
Interest and dividend income:				
Investment securities	$	25,809	27,908	31,441
Tax-exempt investment securities		112	392	393
Dividends on Federal Home Loan Bank stock		117	74	12
Loans (note 4)		35,153	32,514	30,006
Other investments		29	59	35
Total interest and dividend income		61,220	60,947	61,887
Interest expense:				
Deposits (note 8)		18,521	23,863	21,678
Advances from the Federal Home Loan Bank (note 9)		515	3,709	3,647
Securities sold under agreements to repurchase (note 10)		4,486	2,574	1,441
Subordinated debentures and other borrowings (note 12)		1,725	2,222	2,070
Total interest expense		25,247	32,368	28,836
Net interest income		35,973	28,579	33,051
Provision for loan losses (note 5)		149	25	6
Net interest income after provision for loan losses		35,824	28,554	33,045
Noninterest income:				
Service fees on loan and deposit accounts		2,918	2,729	2,681
Income on bank-owned life insurance		1,039	942	726
Other-than-temporary impairment loss on investments (note 3)		(2,483)	—	—
Gain on sale of investment securities (note 3)		146	731	30
Gain (loss) on sale of loans		2	(1,062)	—
Other		551	536	576
Total noninterest income		2,173	3,876	4,013
Noninterest expense:				
Salaries and employee benefits (note 13)		15,430	13,447	15,526
Occupancy (note 14)		4,291	3,990	3,758
Equipment (note 14)		2,866	2,858	2,414
Federal deposit insurance premiums		1,079	548	130
Other general and administrative expenses		3,337	3,204	3,272
Total noninterest expense		27,003	24,047	25,100
Income before income taxes		10,994	8,383	11,958
Income taxes (note 11)		3,794	2,615	4,247
Net income	$	7,200	5,768	7,711

See accompanying notes to consolidated financial statements.

Exhibit 4

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Equity and Comprehensive Income

Years ended December 31, 2008, 2007, and 2006

(Dollars in thousands)

		Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balances at December 31, 2005	$	80,227	(860)	79,367
Comprehensive income:				
Net income		7,711	—	7,711
Other comprehensive income (loss), net of tax:				
Minimum pension liability adjustment, net of taxes of $552 (note 13)		—	860	860
Adjustment to initially apply SFAS No. 158, net of tax benefits of $736 (note 13)		—	(1,106)	(1,106)
Total comprehensive income				7,465
Cash dividends declared		(3)	—	(3)
Balances at December 31, 2006		87,935	(1,106)	86,829
Comprehensive income:				
Net income		5,768	—	5,768
Other comprehensive income (loss), net of tax:				
Retirement benefit plans:				
Net losses arising during the period, net of tax benefits of $121		—	(183)	(183)
Less amortization of prior service credit and net losses recognized during the period in net periodic benefit cost, net of taxes of $45		—	68	68
Total comprehensive income				5,653
Cash dividends declared		(3)	—	(3)
Balances at December 31, 2007		93,700	(1,221)	92,479
Comprehensive income:				
Net income		7,200	—	7,200
Other comprehensive income (loss), net of tax:				
Retirement benefit plans:				
Net losses arising during the period, net of tax benefits of $248		—	(373)	(373)
Less amortization of prior service credit and net losses recognized during the period in net periodic benefit cost, net of taxes of $51		—	78	78
Total comprehensive income				6,905
Cash dividends declared		(3)	—	(3)
Balances at December 31, 2008	$	100,897	(1,516)	99,381

See accompanying notes to consolidated financial statements.

Exhibit 5

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007, and 2006

(Dollars in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 7,200	5,768	7,711
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	149	25	6
Depreciation and amortization	1,020	1,064	980
Deferred income tax (benefit) expense	(1,014)	235	(376)
Amortization of fees, discounts, and premiums	(375)	(482)	(490)
Origination of loans held for sale	(1,449)	—	—
Proceeds from sales of loans held for sale	1,438	—	—
(Gain) loss on sale of loans, net	(2)	1,062	—
Other-than-temporary impairment loss on investment	2,483	—	—
Gain on sale of investment securities	(146)	(731)	(30)
Net (gain) loss on sale of premises and equipment	(13)	7	(12)
(Increase) decrease in accrued interest receivable	(216)	292	(9)
Net increase in bank-owned life insurance	(1,039)	(6,042)	(726)
Net (increase) decrease in prepaid expenses and other assets	(1,493)	(582)	1,414
Net increase (decrease) in accounts payable and accrued expenses	71	(21,953)	21,030
Net increase in federal and state income taxes, net	243	417	471
Net cash provided by (used in) operating activities	6,857	(20,920)	29,969
Cash flows from investing activities:			
Purchases of investment securities held to maturity	(53,085)	—	(18,091)
Purchases of investment securities available for sale	(9,736)	(14,866)	(10,511)
Principal repayments on investment securities held to maturity	50,183	61,508	74,493
Proceeds from sale of investment securities held to maturity	10,538	22,366	—
Proceeds from sale of investment securities available for sale	9,871	14,904	10,541
Loan originations, net of principal repayments on loans receivable	(78,082)	(50,142)	(37,494)
Proceeds from sales of loans held for investment	—	41,098	—
Purchases of premises and equipment	(1,022)	(452)	(1,609)
Proceeds from disposals of premises and equipment	31	—	38
Net cash (used in) provided by investing activities	(71,302)	74,416	17,367

(Continued)

Exhibit 5

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007, and 2006

(Dollars in thousands)

		2008	2007	2006
Cash flows from financing activities:				
Net increase (decrease) in deposits	$	31,598	(89,038)	(34,697)
Proceeds from advances from the Federal Home Loan Bank		645,317	928,517	1,066,324
Repayments of advances from the Federal Home Loan Bank		(681,526)	(956,517)	(1,066,641)
Proceeds from reverse repurchase agreements		205,350	294,870	483,991
Repayments of reverse repurchase agreements		(145,350)	(300,215)	(423,446)
Net increase in advance payments by borrowers for taxes and insurance		520	133	563
Cash dividends paid		(3)	(3)	(3)
Net cash provided by (used in) financing activities		55,906	(122,253)	26,091
Net (decrease) increase in cash		(8,539)	(68,757)	73,427
Cash at beginning of the year		19,755	88,512	15,085
Cash at end of the year	$	11,216	19,755	88,512
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest on deposits and borrowings	$	25,460	32,367	28,177
Income taxes		4,565	1,810	5,317
Supplemental disclosure of noncash investing activities:				
Loans exchanged for mortgage-backed securities	$	—	—	7,984
Loans transferred to real estate owned		131	—	—

See accompanying notes to consolidated financial statements.

Exhibit 6.
Income Reconciliation
For the Twelve Months Ended December 31, 2008

Description	Net Income ($ in 000's)
03/31/08 TFR (3 months)	$ 2,053
06/30/08 TFR (3 months)	2,562
09/30/08 TFR (3 months)	2,772
12/31/08 TFR (3 months)	910
Net Income for 12 Months Ended 12/31/08	8,297
Consolidated net income for 12 months ended 12/31/08	7,200
Variance	1,097
Adjustments	
Interest Expense on TRUPS	(1,678)
Holding Company Director and Management Fees	(50)
Supervisory Exam Fees	(11)
Other	(16)
Interest Income	50
Pre-tax Adjustments	(1,705)
Tax Impact	608
After-tax Adjustments	(1,097)
Difference	-

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Net Income
							($000)	*(%)*	*($000)*
Starting Group - 194 public thrifts									
The following 79 institutions were eliminated - Listed on OTC or Pink Sheets - 115 Remain									
Alaska Pacific Bancshares, Inc.	AKPB	OTCBB	07/01/1999	No	AK	WE	206,436	3.60	-1,092
Allied First Bancorp, Inc.	AFBA	OTCBB	12/31/2001	No	IL	MW	158,645	2.86	-1,360
AMB Financial Corp.	AMFC	OTCBB	04/01/1996	No	IN	MW	175,503	3.83	-129
American Bank Holdings, Inc.	ABKH	OTCBB	NA	No	MD	MA	530,010	4.41	3,675
Blue River Bancshares, Inc.	BRBI	OTCBB	06/23/1998	No	IN	MW	254,566	1.18	-113
CCSB Financial Corp.	CCFC	OTCBB	01/09/2003	No	MO	MW	97,158	3.99	-332
CKF Bancorp, Inc.	CKFB	OTCBB	01/04/1995	No	KY	MW	140,948	4.48	-840
DSA Financial Corporation	DSFN	OTCBB	07/30/2004	No	IN	MW	127,097	1.63	461
East Texas Financial Services, Inc.	ETFS	OTCBB	01/10/1995	No	TX	SW	243,200	NA	120
ebank Financial Services, Inc.	EBDC	OTCBB	07/06/1998	No	GA	SE	153,000	16.65	-7,128
Federal Trust Corporation	FDTR	OTCBB	12/12/1997	Yes	FL	SE	601,741	12.51	-30,742
FFW Corporation	FFWC	OTCBB	04/05/1993	No	IN	MW	327,409	0.73	-1,090
First Bancorp of Indiana, Inc.	FBPI	OTCBB	04/07/1999	No	IN	MW	359,757	0.56	1,255
First Independence Corporation	FFSL	OTCBB	10/08/1993	No	KS	MW	203,290	3.53	1,822
First Niles Financial, Inc.	FNFI	OTCBB	10/27/1998	No	OH	MW	100,872	3.70	693
Great American Bancorp, Inc.	GTPS	OTCBB	06/30/1995	No	IL	MW	142,551	NA	1,110
Hibernia Homestead Bancorp, Inc.	HIBE	OTCBB	01/28/2009	No	LA	SW	50,174	0.00	-357
Home City Financial Corporation	HCFL	OTCBB	12/30/1996	No	OH	MW	138,728	1.79	-863
Home Financial Bancorp	HWEN	OTCBB	07/02/1996	No	IN	MW	71,155	4.82	404
Home Loan Financial Corporation	HLFN	OTCBB	03/26/1998	No	OH	MW	162,680	1.31	1,534
KS Bancorp, Inc.	KSBI	OTCBB	12/30/1993	No	NC	SE	324,788	NA	663
Logansport Financial Corp.	LOGN	OTCBB	06/14/1995	No	IN	MW	172,890	2.15	1,533
Malaga Financial Corporation	MLGF	OTCBB	NA	No	CA	WE	764,000	0.00	7,077
Midland Capital Holdings Corporation	MCPH	OTCBB	06/30/1993	No	IL	MW	115,614	0.97	60
Monadnock Bancorp, Inc.	MNKB	OTCBB	06/29/2006	No	NH	NE	127,593	NA	72
North Penn Bancorp, Inc.	NPBP	OTCBB	10/02/2007	No	PA	MA	135,530	0.14	495
Northeast Indiana Bancorp, Inc.	NIDB	OTCBB	06/28/1995	No	IN	MW	260,240	1.54	242
NorthWest Indiana Bancorp	NWIN	OTCBB	NA	No	IN	MW	664,700	NA	5,900
Patriot Federal Bank	PFDB	OTCBB	12/31/2005	No	NY	MA	51,577	0.18	-616
Peoples-Sidney Financial Corporation	PPSF	OTCBB	04/28/1997	No	OH	MW	136,002	1.70	704
Perpetual Federal Savings Bank	PFOH	OTCBB	04/19/1991	No	OH	MW	338,593	NA	466
Quaint Oak Bancorp, Inc.	QNTO	OTCBB	07/05/2007	No	PA	MA	88,381	1.32	511
RMG Capital Corporation	RMGC	OTCBB	NA	No	CA	WE	768,664	3.51	2,728
Roebling Financial Corp, Inc.	RBLG	OTCBB	10/01/2004	No	NJ	MA	167,399	1.02	522
Royal Financial, Inc.	RYFL	OTCBB	01/21/2005	No	IL	MW	111,157	10.82	-2,820
San Luis Trust Bank, FSB	SNLS	OTCBB	NA	No	CA	WE	322,048	6.11	1,767

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets ($000)	LTM NPAs/ Assets (%)	LTM Net Income ($000)
Security Federal Corporation	SFDL	OTCBB	10/30/1987	No	SC	SE	934,954	NA	3,091
South Street Financial Corp.	SSFC	OTCBB	10/03/1996	No	NC	SE	309,282	0.32	91
SouthFirst Bancshares, Inc.	SZBI	OTCBB	02/14/1995	Yes	AL	SE	133,728	2.75	-1,027
St. Joseph Bancorp, Inc.	SJBA	OTCBB	02/02/2009	No	MO	MW	NA	NA	NA
Sturgis Bancorp, Inc.	STBI	OTCBB	11/10/1988	No	MI	MW	383,394	1.39	2,306
Third Century Bancorp	TDCB	OTCBB	06/30/2004	No	IN	MW	135,918	0.68	-763
Two Rivers Financial Group, Inc.	TRVR	OTCBB	NA	No	IA	MW	522,168	NA	2,803
United Tennessee Bankshares, Inc.	UNTN	OTCBB	01/05/1998	No	TN	SE	142,183	0.90	1,047
Wells Financial Corp.	WEFP	OTCBB	04/11/1995	No	MN	MW	253,053	NA	1,245
AmTrust Financial Corporation	AFNL	Pink	NA	No	OH	MW	NA	NA	NA
ASB Financial Corp.	ASBN	Pink	05/11/1995	No	OH	MW	217,722	0.99	1,492
BancAffiliated, Inc.	BAFI	Pink	06/01/2001	No	TX	SW	129,465	3.61	-334
BFC Financial Corporation	BFCF	Pink	NA	No	FL	SE	6,851,881	2.85	-7,304
Community Investors Bancorp, Inc.	CIBN	Pink	02/07/1995	No	OH	MW	142,919	1.54	432
Crazy Woman Creek Bancorp Incorporated	CRZY	Pink	03/29/1996	No	WY	WE	138,618	3.23	287
East Side Financial, Inc.	ESDF	Pink	11/01/1991	No	IL	MW	81,514	8.81	-2,016
Fidelity Federal Bancorp	FDLB	Pink	08/31/1987	No	IN	MW	206,440	1.77	-3,659
First BancTrust Corporation	FIRT	Pink	04/19/2001	No	IL	MW	350,188	1.48	1,042
First Capital Bancshares, Inc.	FCPB	Pink	10/29/1999	No	NC	SE	63,565	4.13	374
First Star Bancorp, Inc.	FSSB	Pink	05/15/1987	No	PA	MA	646,822	0.93	-7,795
FPB Financial Corp.	FPBF	Pink	07/01/1999	No	LA	SW	175,708	NA	475
Greater Atlantic Financial Corp.	GAFC	Pink	06/28/1999	No	VA	SE	215,151	2.37	-11,849
Guaranty Bancorp, Inc.	GUAA	Pink	NA	No	NH	NE	359,119	0.11	-1,293
High Country Bancorp, Inc.	HCBC	Pink	12/10/1997	No	CO	SW	198,380	1.97	1,012
Lexington B&L Financial Corp.	LXMO	Pink	06/06/1996	No	MO	MW	136,387	0.66	827
Peoples Bancorp	PBNI	Pink	07/07/1987	No	IN	MW	457,206	1.59	3,436
Prince George's Federal Savings Bank	PCGO	Pink	NA	No	MD	MA	93,939	1.30	615
Redwood Financial, Inc.	REDW	Pink	07/10/1995	No	MN	MW	140,904	0.78	1,089
SE Financial Corp.	SEFL	Pink	05/06/2004	No	PA	MA	283,224	0.87	236
SFB Bancorp, Inc.	SFBK	Pink	05/30/1997	No	TN	SE	60,421	0.07	541
Sistersville Bancorp, Inc.	SVBC	Pink	06/26/1997	No	WV	SE	49,778	0.04	386
Southern Community Bancshares, Inc.	SCBS	Pink	12/23/1996	No	AL	SE	68,459	1.22	101
Washington Federal Bank for Savings	WFBS	Pink	03/01/1995	No	IL	MW	75,428	0.00	402
West Town Bancorp, Inc.	WTWN	Pink	03/01/1995	No	IL	MW	57,745	2.44	-618
1st Security Bancorp Inc.		Private	NA	No	WA	WE	NA	NA	NA
Anchor Bancorp		Private	NA	No	WA	WE	626,445	1.44	786
Campello Bancorp, Inc.		Private	NA	No	MA	NE	405,113	2.56	448
Century Commercial Bancorp, Inc.		Private	NA	No	OH	MW	149,500	2.17	82
Gateway Community Financial Corp.		Private	NA	No	NJ	MA	NA	NA	NA
Magna Bank		Private	NA	No	TN	SE	521,000	NA	-4,302

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets ($000)	LTM NPAs/ Assets (%)	LTM Net Income ($000)
National Consumer Cooperative Bank		Private	NA	No	DC	MA	2,120,406	1.07	-1,024
Territorial Bancorp Inc.		Private	NA	No	HI	WE	NA	NA	NA
Virginia Savings Bancorp, Inc.		Private	NA	No	VA	SE	143,899	4.24	-636
The following 2 institutions were eliminated - Merger Targets									
113 Remain									
American Bancorp of New Jersey, Inc.	ABNJ	NASDAQ	10/06/2005	Yes	NJ	MA	628,827	0.30	1,690
Benjamin Franklin Bancorp, Inc.	BFBC	NASDAQ	04/05/2005	Yes	MA	NE	997,740	NA	3,669
The following 5 institutions were eliminated - Recent Conversions									
108 Remain									
Danvers Bancorp, Inc.	DNBK	NASDAQ	01/10/2008	No	MA	NE	1,727,809	0.41	-2,703
Cape Bancorp, Inc.	CBNJ	NASDAQ	02/01/2008	No	NJ	MA	1,090,735	2.00	-42,491
BCSB Bancorp, Inc.	BCSB	NASDAQ	04/11/2008	No	MD	MA	581,664	0.22	1,041
Home Bancorp, Inc.	HBCP	NASDAQ	10/03/2008	No	LA	SW	528,397	NA	2,716
First Savings Financial Group, Inc.	FSFG	NASDAQ	10/07/2008	No	IN	MW	229,892	0.74	-1,014
The following 21 institutions were eliminated - NPA/Assets > 3%									
87 Remain									
First Place Financial Corp.	FPFC	NASDAQ	01/04/1999	No	OH	MW	3,284,282	3.10	-92,573
First Bancshares, Inc.	FBSI	NASDAQ	12/22/1993	No	MO	MW	239,156	3.30	-2,709
Liberty Bancorp, Inc.	LBCP	NASDAQ	07/24/2006	No	MO	MW	387,710	3.37	1,996
Riverview Bancorp, Inc.	RVSB	NASDAQ	10/01/1997	No	WA	WE	928,968	3.38	-768
Guaranty Financial Group Inc.	GFG	NYSE	NA	No	TX	SW	15,391,000	3.38	-251,000
Rainier Pacific Financial Group, Inc.	RPFG	NASDAQ	10/21/2003	No	WA	WE	872,098	3.60	-2,510
Anchor BanCorp Wisconsin Inc.	ABCW	NASDAQ	07/16/1992	No	WI	MW	4,798,847	3.80	-179,402
First Federal of Northern Michigan Bancorp, Inc.	FFNM	NASDAQ	04/04/2005	No	MI	MW	254,242	3.83	-2,279
PVF Capital Corp.	PVFC	NASDAQ	12/30/1992	No	OH	MW	903,061	4.69	-6,067
First Federal Bankshares, Inc.	FFSX	NASDAQ	04/14/1999	No	IA	MW	523,611	4.76	-21,942
Provident Financial Holdings, Inc.	PROV	NASDAQ	06/28/1996	No	CA	WE	1,551,148	4.94	-6,978
United Community Financial Corp.	UCFC	NASDAQ	07/09/1998	No	OH	MW	2,606,424	4.96	-35,279
CFS Bancorp, Inc.	CITZ	NASDAQ	07/24/1998	No	IN	MW	1,121,855	5.16	-11,295
First PacTrust Bancorp, Inc.	FPTB	NASDAQ	08/23/2002	No	CA	WE	845,549	5.20	1,654
WSB Holdings, Inc.	WSB	NASDAQ	08/03/1988	No	MD	MA	454,542	5.23	236
Flagstar Bancorp, Inc.	FBC	NYSE	04/30/1997	No	MI	MW	14,209,655	5.31	-257,268
First Federal Bancshares of Arkansas, Inc.	FFBH	NASDAQ	05/03/1996	No	AR	SE	795,172	6.01	2,507
Peoples Community Bancorp, Inc.	PCBI	NASDAQ	03/30/2000	No	OH	MW	721,205	6.22	-78,384
HMN Financial, Inc.	HMNF	NASDAQ	06/30/1994	No	MN	MW	1,145,480	6.53	-10,127
FirstFed Financial Corp.	FED	NYSE	12/16/1983	No	CA	WE	7,452,203	7.00	-401,652

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Net Income
							($000)	(%)	($000)
BankUnited Financial Corporation	BKUNA	NASDAQ	12/11/1985	No	FL	SE	14,119,511	7.79	-202,583
The following 24 institutions were eliminated - Assets less than $500M						74			
63 Remain									
Osage Bancshares, Inc.	OSBK	NASDAQ	01/18/2007	No	OK	SW	156,091	0.25	-2,118
Independence Federal Savings Bank	IFSB	NASDAQ	06/06/1985	No	DC	MA	172,624	2.39	-2,167
FFD Financial Corporation	FFDF	NASDAQ	04/03/1996	No	OH	MW	183,859	NA	1,013
CMS Bancorp, Inc.	CMSB	NASDAQ	04/04/2007	No	NY	MA	205,307	0.00	-728
GS Financial Corp.	GSLA	NASDAQ	04/01/1997	No	LA	SW	221,870	1.08	-6
Park Bancorp, Inc.	PFED	NASDAQ	08/12/1996	No	IL	MW	222,198	1.13	-1,586
Mayflower Bancorp, Inc.	MFLR	NASDAQ	NA	No	MA	NE	243,452	0.17	-1
Central Federal Corporation	CFBK	NASDAQ	12/30/1998	No	OH	MW	277,781	0.74	723
First Franklin Corporation	FFHS	NASDAQ	01/26/1988	No	OH	MW	317,087	NA	-720
Louisiana Bancorp, Inc.	LABC	NASDAQ	07/10/2007	No	LA	SW	327,449	NA	2,744
Rome Bancorp, Inc.	ROME	NASDAQ	03/30/2005	No	NY	MA	337,886	NA	2,905
First Advantage Bancorp	FABK	NASDAQ	11/30/2007	No	TN	SE	338,404	0.25	-8,095
River Valley Bancorp	RIVR	NASDAQ	12/20/1996	No	IN	MW	372,600	NA	2,495
LSB Financial Corp.	LSBI	NASDAQ	02/03/1995	No	IN	MW	373,012	2.52	1,740
Broadway Financial Corporation	BYFC	NASDAQ	01/09/1996	No	CA	WE	404,040	0.85	2,406
Wayne Savings Bancshares, Inc.	WAYN	NASDAQ	01/09/2003	No	OH	MW	405,370	0.68	2,164
Newport Bancorp, Inc.	NFSB	NASDAQ	07/07/2006	No	RI	NE	432,335	0.00	-848
WVS Financial Corp.	WVFC	NASDAQ	11/29/1993	No	PA	MA	444,752	0.34	3,470
First Capital, Inc.	FCAP	NASDAQ	01/04/1999	No	IN	MW	458,625	1.16	3,569
Ameriana Bancorp	ASBI	NASDAQ	03/19/1990	No	IN	MW	463,502	NA	741
North Central Bancshares, Inc.	FFFD	NASDAQ	03/21/1996	No	IA	MW	479,155	NA	-419
Elmira Savings Bank, FSB	ESBK	NASDAQ	03/01/1985	No	NY	MA	480,600	0.70	3,018
First Clover Leaf Financial Corp.	FCLF	NASDAQ	07/11/2006	No	IL	MW	482,511	0.69	2,326
Citizens Community Bancorp, Inc.	CZWI	NASDAQ	11/01/2006	No	WI	MW	487,562	0.91	1,285
The following 17 institutions were eliminated - Assets greater than $3B						74			
46 Remain									
First Financial Holdings, Inc.	FFCH	NASDAQ	11/10/1983	No	SC	SE	3,037,293	1.33	13,194
Superior Bancorp	SUPR	NASDAQ	12/10/1998	No	AL	SE	3,212,037	2.42	-3,830
TierOne Corporation	TONE	NASDAQ	10/02/2002	No	NE	MW	3,317,945	NA	-75,242
WSFS Financial Corporation	WSFS	NASDAQ	11/26/1986	No	DE	MA	3,432,560	1.04	16,136
Bank Mutual Corporation	BKMU	NASDAQ	10/30/2003	No	WI	MW	3,489,689	1.07	17,156
TrustCo Bank Corp NY	TRST	NASDAQ	NA	No	NY	MA	3,506,813	1.00	34,077
Flushing Financial Corporation	FFIC	NASDAQ	11/21/1995	No	NY	MA	3,949,471	1.00	22,259
Dime Community Bancshares, Inc.	DCOM	NASDAQ	06/26/1996	No	NY	MA	4,055,598	0.19	28,028
BankAtlantic Bancorp, Inc.	BBX	NYSE	11/29/1983	No	FL	SE	5,814,557	NA	-205,481

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Net Income
							($000)	*(%)*	*($000)*
Provident Financial Services, Inc.	PFS	NYSE	01/16/2003	No	NJ	MA	6,554,266	0.95	41,642
NewAlliance Bancshares, Inc.	NAL	NYSE	04/02/2004	No	CT	NE	8,299,518	0.49	45,296
First Niagara Financial Group, Inc.	FNFG	NASDAQ	01/21/2003	No	NY	MA	9,331,372	0.52	88,438
Washington Federal, Inc.	WFSL	NASDAQ	11/17/1982	No	WA	WE	12,521,883	2.53	50,802
People's United Financial, Inc.	PBCT	NASDAQ	04/16/2007	No	CT	NE	20,167,700	0.46	139,500
Astoria Financial Corporation	AF	NYSE	11/18/1993	No	NY	MA	21,982,111	1.20	75,342
New York Community Bancorp, Inc.	NYB	NYSE	11/23/1993	No	NY	MA	32,466,906	0.35	77,884
Hudson City Bancorp, Inc.	HCBK	NASDAQ	06/07/2005	No	NJ	MA	54,163,421	NA	445,558

The following 11 institutions were eliminated - Not Profotable for the Last Twelve Months
35 Remain

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Net Income
BankFinancial Corporation	BFIN	NASDAQ	06/24/2005	No	IL	MW	1,554,701	0.94	-19,389
Citizens First Bancorp, Inc.	CTZN	NASDAQ	03/07/2001	No	MI	MW	2,019,046	NA	-17,735
Harrington West Financial Group, Inc.	HWFG	NASDAQ	11/05/2002	No	CA	WE	1,212,325	0.85	-5,936
Central Bancorp, Inc.	CEBK	NASDAQ	10/24/1986	No	MA	NE	552,019	1.70	-5,047
Carver Bancorp, Inc.	CARV	NASDAQ	10/25/1994	No	NY	MA	789,904	1.81	-4,697
Community Financial Corporation	CFFC	NASDAQ	03/30/1988	No	VA	SE	507,923	0.96	-4,280
First Community Bank Corporation of America	FCFL	NASDAQ	05/16/2003	No	FL	SE	501,000	NA	-3,635
Beacon Federal Bancorp, Inc.	BFED	NASDAQ	10/02/2007	No	NY	MA	1,021,343	NA	-3,004
LSB Corporation	LSBX	NASDAQ	05/02/1986	No	MA	NE	761,324	0.36	-2,723
First Keystone Financial, Inc.	FKFS	NASDAQ	01/26/1995	No	PA	MA	521,823	NA	-1,303
New England Bancshares, Inc.	NEBS	NASDAQ	12/29/2005	No	CT	NE	552,085	1.20	-271

The following 22 institutions were eliminated - Located in the Mid Atlantic, New England and Southeast Regions
13 Remain

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Net Income
Fidelity Bancorp, Inc.	FSBI	NASDAQ	06/24/1988	No	PA	MA	741,308	1.24	1,667
Abington Bancorp, Inc.	ABBC	NASDAQ	06/28/2007	No	PA	MA	1,189,753	1.51	2,120
Pamrapo Bancorp, Inc.	PBCI	NASDAQ	11/14/1989	No	NJ	MA	598,012	NA	2,459
Severn Bancorp, Inc.	SVBI	NASDAQ	NA	No	MD	MA	980,000	NA	4,113
TF Financial Corporation	THRD	NASDAQ	07/13/1994	No	PA	MA	735,532	0.72	4,236
Harleysville Savings Financial Corporation	HARL	NASDAQ	08/04/1987	No	PA	MA	824,287	NA	4,954
ESSA Bancorp, Inc.	ESSA	NASDAQ	04/04/2007	No	PA	MA	1,032,679	NA	6,210
Parkvale Financial Corporation	PVSA	NASDAQ	07/16/1987	No	PA	MA	1,890,250	1.10	8,754
ESB Financial Corporation	ESBF	NASDAQ	06/13/1990	No	PA	MA	1,974,839	NA	10,215
OceanFirst Financial Corp.	OCFC	NASDAQ	07/03/1996	No	NJ	MA	1,857,946	0.92	14,764
Provident New York Bancorp	PBNY	NASDAQ	01/15/2004	No	NY	MA	2,921,551	0.52	24,175
Chicopee Bancorp, Inc.	CBNK	NASDAQ	07/20/2006	No	MA	NE	527,643	0.55	22
Hampden Bancorp, Inc.	HBNK	NASDAQ	01/17/2007	No	MA	NE	547,234	1.20	733
Legacy Bancorp, Inc.	LEGC	NASDAQ	10/26/2005	No	MA	NE	944,657	NA	1,444

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Net Income
							($000)	*(%)*	*($000)*
New Hampshire Thrift Bancshares, Inc.	NHTB	NASDAQ	05/22/1986	No	NH	NE	843,198	NA	5,725
Hingham Institution for Savings	HIFS	NASDAQ	12/20/1988	No	MA	NE	806,193	NA	6,285
United Financial Bancorp, Inc.	UBNK	NASDAQ	12/04/2007	No	MA	NE	1,263,133	0.46	7,298
Westfield Financial, Inc.	WFD	NASDAQ	01/04/2007	No	MA	NE	1,110,319	0.30	7,954
Brookline Bancorp, Inc.	BRKL	NASDAQ	07/09/2002	No	MA	NE	2,612,812	NA	12,850
Berkshire Hills Bancorp, Inc.	BHLB	NASDAQ	NA	No	MA	NE	2,666,729	NA	22,244
Jefferson Bancshares, Inc.	JFBI	NASDAQ	07/02/2003	No	TN	SE	658,625	0.72	2,312
Citizens South Banking Corporation	CSBC	NASDAQ	10/01/2002	No	NC	SE	817,213	0.69	3,081
2 institutions were eliminated - No data					74				
11 Remain									
HopFed Bancorp, Inc.	HFBC	NASDAQ	02/09/1998	No	KY	MW	967,560	NA	4,615
First Financial Northwest, Inc.	FFNW	NASDAQ	10/10/2007	No	WA	WE	1,244,440	NA	4,660
1 institutions was eliminated - Internet Based Bank					74				
10 Remain									
Bofl Holding, Inc.	BOFI	NASDAQ	03/14/2005	No	CA	WE	1,220,451	0.66	3,742
Resulting Comparable Group of 10 Institutions									
Meta Financial Group, Inc.	CASH	NASDAQ	09/20/1993	No	IA	MW	859,125	1.98	1,464
First Defiance Financial Corp.	FDEF	NASDAQ	10/02/1995	No	OH	MW	1,957,177	2.11	7,357
HF Financial Corp.	HFFC	NASDAQ	04/08/1992	No	SD	MW	1,173,152	0.20	7,065
Home Federal Bancorp, Inc.	HOME	NASDAQ	12/20/2007	No	ID	WE	718,133	2.56	2,257
MutualFirst Financial, Inc.	MFSF	NASDAQ	12/30/1999	No	IN	MW	1,409,686	1.78	835
NASB Financial, Inc.	NASB	NASDAQ	09/27/1985	No	MO	MW	1,526,454	1.61	11,075
Pulaski Financial Corp.	PULB	NASDAQ	12/03/1998	No	MO	MW	1,363,158	2.87	722
Timberland Bancorp, Inc.	TSBK	NASDAQ	01/13/1998	No	WA	WE	671,592	2.20	2,751
Teche Holding Company	TSH	NYSE-Alt	04/19/1995	No	LA	SW	767,618	0.73	5,591
United Western Bancorp, Inc.	UWBK	NASDAQ	10/18/1996	No	CO	SW	2,258,653	1.12	9,952

Exhibit 8
Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
		Corporate					*Key Financial Data for the Most Recent Period End*						*Capital for the Most Recent Period End*				
	Comparable Thrift Data																
FDEF	First Defiance Financial Corp	NASDAQ	Defiance	OH	34	10/02/1995	1,957,177	110.02	82.63	7.14	75.10	12.34	11.71	8.68	28.33	NA	12.97
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls	SD	33	04/08/1992	1,173,152	104.96	69.15	22.75	65.88	23.92	7.81	7.42	5.40	8.00	8.51
HOME	Home Federal Bancorp, Inc.	NASDAQ	Nampa	ID	16	12/20/2007	718,133	125.65	66.03	27.55	52.55	17.35	28.89	28.89	-	20.60	30.00
CASH	Meta Financial Group, Inc	NASDAQ	Storm Lake	IA	14	09/20/1993	859,125	63.39	52.50	25.11	82.83	9.81	5.59	5.33	4.84	NA	6.49
MFSF	MutualFirst Financial, Inc	NASDAQ	Muncie	IN	33	12/30/1999	1,409,686	117.22	80.03	NA	68.28	19.80	10.89	NA	NA	NA	11.96
NASB	NASB Financial, Inc	NASDAQ	Grandview	MO	9	09/27/1985	1,526,454	155.75	85.22	5.12	54.72	34.19	10.11	9.95	1.78	9.80	10.97
PULB	Pulaski Financial Corp	NASDAQ	Saint Louis	MO	12	12/03/1998	1,363,158	115.48	84.88	3.05	73.50	19.56	6.05	5.75	5.18	7.65	7.20
TSH	Teche Holding Company	NYSE-Alt	New Iberia	LA	20	04/19/1995	767,618	102.67	78.75	10.75	76.70	13.48	9.03	8.59	5.40	7.55	9.77
TSBK	Timberland Bancorp, Inc	NASDAQ	Hoquiam	WA	22	01/13/1998	671,592	118.01	83.88	5.08	71.08	14.94	13.54	12.69	7.22	13.07	14.76
UWBK	United Western Bancorp, Inc	NASDAQ	Denver	CO	6	10/18/1996	2,258,653	72.45	55.32	25.99	76.36	16.67	4.51	4.51	-	7.65	5.23
	Average						1,270,475	108.56	73.84	14.73	69.70	18.21	10.81	10.20	6.46	10.62	11.79
	Median						1,268,155	112.75	79.39	10.75	72.29	17.01	9.57	8.59	5.18	8.00	10.37
	Maximum						2,258,653	155.75	85.22	27.55	82.83	34.19	28.89	28.89	28.33	20.60	30.00
	Minimum						671,592	63.39	52.50	3.05	52.55	9.81	4.51	4.51	-	7.55	5.23
TBNK	Territorial Bancorp, Inc		Honolulu	HI	24		1,224,446	68.63	51.71	43.10	75.46	14.31	8.12	8.10	0.19	10.10	8.19
	Variance to the Comparable Median						(43,709)	(44.12)	(27.68)	32.35	3.17	(2.70)	(1.45)	(0.49)	(4.99)	2.10	(2.18)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Asset Quality for the Most Recent Period End: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	LTM Profitability: Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data										
FDEF	First Defiance Financial Corp	2.10	71.78	2.11	18.00	1.51	59.60	0.40	3.85	0.55	5.31
HFFC	HF Financial Corp.	0.23	419.44	0.20	2.52	0.99	181.78	0.65	10.35	0.64	10.15
HOME	Home Federal Bancorp, Inc.	3.58	47.12	2.56	8.86	1.68	43.66	0.30	1.10	0.30	1.10
CASH	Meta Financial Group, Inc	3.65	47.02	1.98	35.48	1.72	45.46	0.19	3.08	(0.12)	(1.91)
MFSF	MutualFirst Financial, Inc	1.80	74.45	1.78	16.37	1.34	56.78	0.07	0.81	0.33	3.66
NASB	NASB Financial, Inc	1.11	85.45	1.61	15.94	0.95	53.11	0.72	7.29	0.71	7.24
PULB	Pulaski Financial Corp	2.95	42.95	2.87	47.50	1.27	34.75	0.06	0.83	0.45	6.61
TSH	Teche Holding Company	0.81	114.73	0.73	8.05	0.93	79.24	0.73	8.11	1.14	12.64
TSBK	Timberland Bancorp, Inc	2.39	60.40	2.20	16.26	1.44	55.23	0.42	3.65	0.81	7.10
UWBK	United Western Bancorp, Inc	1.36	77.12	1.12	24.92	1.05	63.71	0.45	9.06	0.58	11.49
	Average	2.00	104.05	1.72	19.39	1.29	67.33	0.40	4.81	0.54	6.34
	Median	1.95	73.12	1.88	16.32	1.31	56.01	0.41	3.75	0.57	6.86
	Maximum	3.65	419.44	2.87	47.50	1.72	181.78	0.73	10.35	1.14	12.64
	Minimum	0.23	42.95	0.20	2.52	0.93	34.75	0.06	0.81	(0.12)	(1.91)
TBNK	Territorial Bancorp, Inc	0.02	NM	0.02	-	0.14	NM	0.60	7.37	0.72	9.38
	Variance to the Comparable Median	(1.93)	NA	(1.86)	(16.32)	(1.17)	NA	0.19	3.62	0.15	2.52

Exhibit 8
Selected Financial Data

		LTM Income Statement								Growth		
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data											
FDEF	First Defiance Financial Corp	6.30	2.79	3.51	3.81	1.20	3.06	64.72	52.29	21.61	25.40	20.70
HFFC	HF Financial Corp.	6.14	NA	NA	3.33	1.04	3.06	73.69	64.91	14.94	6.77	0.13
HOME	Home Federal Bancorp, Inc.	5.57	3.29	2.28	3.28	1.38	3.29	73.04	61.12	(8.23)	(1.30)	(6.81)
CASH	Meta Financial Group, Inc	5.26	NA	NA	3.52	5.94	8.67	94.98	85.64	12.84	15.36	22.26
MFSF	MutualFirst Financial, Inc	6.26	NA	NA	3.22	0.91	2.90	76.30	68.83	46.46	39.15	44.43
NASB	NASB Financial, Inc	NA	NA	NA	2.66	1.49	2.56	60.33	37.29	(0.15)	(1.57)	4.18
PULB	Pulaski Financial Corp	5.94	3.11	2.83	3.07	1.02	2.34	55.87	40.25	8.97	11.60	15.30
TSH	Teche Holding Company	6.45	2.99	3.45	3.77	2.11	3.88	69.16	50.55	4.38	3.34	5.41
TSBK	Timberland Bancorp, Inc	6.81	2.91	3.91	4.31	1.15	3.18	60.97	49.79	3.87	3.81	3.49
UWBK	United Western Bancorp, Inc	5.54	1.80	3.74	3.95	0.87	3.45	75.04	69.27	7.75	39.81	24.48
	Average	6.03	2.82	3.29	3.49	1.71	3.64	70.41	57.99	11.24	14.24	13.36
	Median	6.14	2.95	3.48	3.43	1.18	3.12	71.10	56.71	8.36	9.19	10.36
	Maximum	6.81	3.29	3.91	4.31	5.94	8.67	94.98	85.64	46.46	39.81	44.43
	Minimum	5.26	1.80	2.28	2.66	0.87	2.34	55.87	37.29	(8.23)	(1.57)	(6.81)
TBNK	Territorial Bancorp, Inc	5.34	2.39	2.95	3.14	0.18	2.25	70.79	69.31	5.37	14.13	3.54
	Variance to the Comparable Median	(0.80)	(0.56)	(0.53)	(0.29)	(1.00)	(0.87)	(0.31)	12.60	(2.99)	4.94	(6.82)

Exhibit 8

Selected Financial Data

		Market Data						Dividends		Current Pricing Data as of 2/27/09						
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
	Comparable Thrift Data															
FDEF	First Defiance Financial Corp	42.10	5.18	9.00	4.41	23.67	15.67	13.13	104.40	14.40	9.00	5.70	4.10	21.90	33.10	2.19
HFFC	HF Financial Corp.	41.60	10.35	13.50	10.02	16.58	15.35	4.35	25.43	5.60	5.70	5.90	6.00	62.40	67.40	3.62
HOME	Home Federal Bancorp, Inc.	128.10	7.37	11.35	7.37	11.93	11.93	2.99	157.14	NM	NM	52.60	52.60	61.80	61.80	17.85
CASH	Meta Financial Group, Inc	21.50	8.25	12.25	6.75	18.44	17.55	6.30	94.55	7.90	7.90	15.00	NM	44.70	47.00	2.50
MFSF	MutualFirst Financial, Inc	33.90	4.85	7.48	4.49	17.35	12.14	9.90	400.00	NM	NA	32.30	7.20	28.00	40.00	2.46
NASB	NASB Financial, Inc	115.70	14.71	29.25	14.57	19.62	19.27	6.12	64.75	8.00	8.00	10.60	10.70	75.00	76.30	7.58
PULB	Pulaski Financial Corp	55.80	5.45	7.53	5.11	8.05	7.63	6.97	468.75	22.70	31.50	68.10	9.80	67.70	71.40	4.10
TSH	Teche Holding Company	56.20	26.52	29.75	22.35	32.70	31.00	5.28	53.65	8.00	6.90	10.20	6.60	81.10	85.60	7.33
TSBK	Timberland Bancorp, Inc	29.40	4.17	7.93	1.94	10.75	9.81	10.55	104.76	20.90	6.50	9.90	5.20	38.80	42.50	4.47
UWBK	United Western Bancorp, Inc	35.00	4.83	10.25	4.48	14.06	14.06	4.97	17.27	4.20	4.20	3.50	2.70	34.40	34.40	1.55
	Average	55.93	9.17	13.83	8.15	17.32	15.44	7.06	149.07	11.46	9.96	21.38	11.66	51.58	55.95	5.37
	Median	41.85	6.41	10.80	5.93	16.97	14.71	6.21	99.48	8.00	7.40	10.40	6.60	53.25	54.40	3.86
	Maximum	128.10	26.52	29.75	22.35	32.70	31.00	13.13	468.75	22.70	31.50	68.10	52.60	81.10	85.60	17.85
	Minimum	21.50	4.17	7.48	1.94	8.05	7.63	2.99	17.27	4.20	4.20	3.50	2.70	21.90	33.10	1.55
TBNK	Territorial Bancorp, Inc	76.00	NA	NA	NA	NA	NA	NA	NA	NM	NM	NM	NM	NM	NM	NM
	Variance to the Comparable Median	34.15	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8
Selected Financial Data

Ticker	Short Name	Income							
		Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
FDEF	First Defiance Financial Corp	880	1,323	0.09	0.14	7,357	10,137	0.91	1.26
HFFC	HF Financial Corp.	1,846	1,817	0.46	0.45	7,065	6,932	1.75	1.72
HOME	Home Federal Bancorp, Inc.	-801	-801	(0.05)	(0.05)	2,257	2,257	0.14	0.14
CASH	Meta Financial Group, Inc	673	673	0.26	0.26	1,464	-911	0.55	(0.36)
MFSF	MutualFirst Financial, Inc	-1,913	NA	(0.29)	NA	835	3,770	0.15	0.68
NASB	NASB Financial, Inc	3,648	3,648	0.46	0.46	11,075	10,996	1.39	1.38
PULB	Pulaski Financial Corp	566	408	0.06	0.04	722	5,715	0.08	0.56
TSH	Teche Holding Company	1,764	2,047	0.83	0.96	5,591	8,718	2.60	4.05
TSBK	Timberland Bancorp, Inc	361	1,122	0.05	0.16	2,751	5,348	0.42	0.80
UWBK	United Western Bancorp, Inc	2,032	2,032	0.29	0.29	9,952	12,624	1.39	1.76
	Average	906	1,363	0.22	0.30	4,907	6,559	0.94	1.20
	Median	777	1,323	0.18	0.26	4,171	6,324	0.73	1.03
	Maximum	3,648	3,648	0.83	0.96	11,075	12,624	2.60	4.05
	Minimum	-1,913	-801	(0.29)	(0.05)	722	-911	0.08	(0.36)
TBNK	Territorial Bancorp, Inc	673	2,097	NM	NM	7,200	8,624	NM	NM
	Variance to the Comparable Median	(104)	774	NA	NA	3,029	2,301	NA	NA

Exhibit 9
Industry Pricing Multiples
Pricing Data as of February 27, 2008

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	7.25	169.40	NM	NM	NM	65.90	71.20	71.20	14.24	2.76	277.78
ASBI	Ameriana Bancorp	3.59	10.70	NM	NA	14.30	NA	31.70	32.50	2.31	4.46	64.00
ABNJ	American Bancorp of New Jersey, Inc.	8.42	91.40	35.10	30.30	49.50	46.90	98.90	98.90	14.54	2.38	117.65
ABCW	Anchor BanCorp Wisconsin Inc.	0.70	15.10	NM	NM	NM	NM	10.30	10.70	0.31	-	NM
AF	Astoria Financial Corporation	7.15	685.60	5.40	5.40	8.60	5.20	54.90	65.10	2.95	7.27	109.64
BKMU	Bank Mutual Corporation	8.45	403.00	16.30	21.30	24.10	23.10	100.80	117.70	11.55	4.26	102.86
BBX	BankAtlantic Bancorp, Inc.	1.14	11.70	NM	NM	NM	NM	5.30	5.80	0.22	-	(0.41)
BFIN	BankFinancial Corporation	8.66	187.40	5.40	5.40	NM	76.10	70.40	78.90	12.08	3.23	NM
BKUNA	BankUnited Financial Corporation	0.23	8.10	NM	NM	NM	NM	1.40	1.50	0.06	-	(0.17)
BCSB	BCSB Bancorp, Inc.	8.12	25.30	25.40	25.40	23.20	28.10	51.60	54.30	4.44	-	-
BFED	Beacon Federal Bancorp, Inc.	7.88	58.30	3.70	3.70	NM	13.70	NA	NA	NA	2.03	NM
BFBC	Benjamin Franklin Bancorp, Inc.	9.60	75.30	NM	160.00	19.20	20.50	67.50	99.90	7.42	3.33	64.00
BHLB	Berkshire Hills Bancorp, Inc.	21.06	258.10	12.00	12.00	10.20	10.20	70.00	136.10	9.82	3.04	31.07
BOFI	BofI Holding, Inc.	5.25	42.20	4.10	4.10	13.50	5.30	59.00	59.00	3.48	-	-
BYFC	Broadway Financial Corporation	4.95	8.70	3.60	3.60	3.90	3.90	41.30	41.30	2.16	4.04	15.87
BRKL	Brookline Bancorp, Inc.	8.78	512.50	27.40	27.40	39.90	34.90	103.70	114.80	19.59	3.87	336.36
CBNJ	Cape Bancorp, Inc.	7.25	96.50	NM	NA	NM	NA	68.60	82.30	8.85	-	-
CARV	Carver Bancorp, Inc.	4.00	9.90	NM	NM	NM	NM	20.60	20.80	1.25	10.00	NM
CEBK	Central Bancorp, Inc.	6.01	9.90	0.50	0.50	NM	7.80	30.50	32.70	1.82	11.98	NM
CFBK	Central Federal Corporation	2.96	12.10	NM	74.00	17.40	18.30	46.50	46.50	4.45	6.76	117.65
CITZ	CFS Bancorp, Inc.	2.75	29.40	NM	NM	NM	NM	26.30	26.30	2.62	5.82	NM
CBNK	Chicopee Bancorp, Inc.	10.94	71.10	NM	NM	NM	NM	75.60	75.60	13.47	-	NM
CZWI	Citizens Community Bancorp, Inc.	6.90	39.60	34.50	34.50	31.40	31.40	62.90	70.50	8.42	2.90	90.91
CTZN	Citizens First Bancorp, Inc.	0.99	8.10	NM	NM	NM	NM	5.40	5.80	0.39	-	NM
CSBC	Citizens South Banking Corporation	5.27	39.60	22.00	NA	12.60	NA	47.00	73.70	4.97	6.45	80.95
CMSB	CMS Bancorp, Inc.	7.00	13.40	NM	NM	NM	NM	62.50	62.50	6.56	-	-
CFFC	Community Financial Corporation	2.96	12.90	0.80	0.70	NM	4.00	37.00	37.00	2.60	-	NM
DNBK	Danvers Bancorp, Inc.	12.82	228.70	NM	NM	NA	NA	98.00	98.30	13.22	0.62	NA
DCOM	Dime Community Bancshares, Inc.	9.86	337.00	15.40	NA	11.60	NA	121.70	145.20	8.31	5.68	65.88
ESBK	Elmira Savings Bank, FSB	10.00	19.20	5.20	NM	9.20	24.70	57.80	96.30	4.15	8.00	91.74
ESBF	ESB Financial Corporation	11.00	133.40	17.20	15.60	13.10	12.90	93.70	134.90	6.76	3.64	47.62
ESSA	ESSA Bancorp, Inc.	12.01	190.70	23.10	23.10	29.30	27.00	99.70	99.70	18.73	1.33	29.27
FFDF	FFD Financial Corporation	11.25	11.40	10.40	10.40	11.80	11.80	63.50	63.50	6.18	6.04	70.53
FSBI	Fidelity Bancorp, Inc.	8.00	24.30	3.80	3.70	15.70	6.60	60.70	65.10	3.31	7.00	109.80
FABK	First Advantage Bancorp	9.50	43.70	39.60	32.10	NM	19.40	62.10	62.10	12.90	2.11	NM
FBSI	First Bancshares, Inc.	10.50	16.30	NM	NM	NM	NM	64.90	65.50	6.81	-	NM
FCAP	First Capital, Inc.	13.15	36.80	9.40	9.40	10.40	10.40	NA	NA	NA	5.48	56.69
FCLF	First Clover Leaf Financial Corp.	7.50	65.80	23.40	23.40	27.80	27.80	72.50	82.90	12.71	3.20	88.89
FCFL	First Community Bank Corporation of America	5.80	23.80	NM	NM	NM	NM	NA	NA	NA	-	-
FDEF	First Defiance Financial Corp.	5.18	42.10	14.40	9.00	5.70	4.10	21.90	33.10	2.19	13.13	104.40
FFBH	First Federal Bancshares of Arkansas, Inc.	6.40	31.00	40.00	40.00	12.30	17.90	42.40	42.40	3.90	10.00	92.31
FFSX	First Federal Bankshares, Inc.	1.21	4.00	0.40	NM	NM	NM	15.50	15.50	0.76	-	-
FFNM	First Federal of Northern Michigan Bancorp, Inc.	0.77	2.20	NM	NM	NM	NM	7.10	7.80	0.87	-	NM
FFCH	First Financial Holdings, Inc.	5.64	66.00	NM	NM	5.10	4.70	42.50	55.50	2.22	3.55	73.42
FFNW	First Financial Northwest, Inc.	7.37	151.60	NM	NM	33.50	33.30	54.10	56.90	12.61	4.61	147.73
FFHS	First Franklin Corporation	2.60	4.40	NM	NM	NM	NM	18.00	18.00	1.38	6.92	NM
FKFS	First Keystone Financial, Inc.	7.00	17.00	NM	41.80	NM	115.90	51.20	51.20	3.26	-	-
FNFG	First Niagara Financial Group, Inc.	11.62	1,378.20	15.30	NA	14.40	NA	89.30	181.60	15.06	4.82	69.14
FPTB	First PacTrust Bancorp, Inc.	6.26	26.60	4.50	4.30	15.70	13.80	31.80	31.80	3.08	6.39	163.75
FPFC	First Place Financial Corp.	2.22	37.70	NM	NM	NM	NM	17.30	18.30	1.15	1.80	NM
FSFG	First Savings Financial Group, Inc.	9.10	23.10	NM	NM	NA	NA	44.80	44.80	10.06	-	NA
FED	FirstFed Financial Corp.	0.25	3.40	NM	NM	NM	NM	1.30	1.30	0.05	-	-
FBC	Flagstar Bancorp, Inc.	0.78	70.40	NM	NM	NM	NM	13.60	13.60	0.46	-	-
FFIC	Flushing Financial Corporation	6.14	132.80	5.00	4.40	5.60	3.20	57.00	62.00	3.40	8.47	59.09
GSLA	GS Financial Corp.	13.00	16.70	NM	NM	NM	NM	60.70	60.70	7.53	3.08	NM
GFG	Guaranty Financial Group Inc.	0.43	46.80	NM	NM	NM	NM	1.90	2.30	0.09	-	-
HBNK	Hampden Bancorp, Inc.	7.87	59.30	65.60	53.90	NM	61.20	61.60	61.60	10.86	1.52	109.09
HARL	Harleysville Savings Financial Corporation	12.22	43.90	8.00	NA	8.90	NA	91.10	91.10	5.31	5.89	51.82

Exhibit 9
Industry Pricing Multiples
Pricing Data as of February 27, 2008

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
HWFG	Harrington West Financial Group, Inc.	1.85	13.30	NM	6.30	NM	NM	24.60	28.10	1.01	-	NM
HFFC	HF Financial Corp.	10.35	41.60	5.60	5.70	5.90	6.00	62.40	67.40	3.62	4.35	25.43
HIFS	Hingham Institution for Savings	26.00	55.20	7.70	7.70	8.80	8.80	92.20	92.20	6.84	3.23	35.14
HMNF	HMN Financial, Inc.	2.24	9.30	NM	NM	NM	NM	10.80	10.80	0.83	-	NM
HBCP	Home Bancorp, Inc.	9.36	83.60	NA	NA	NA	NA	65.80	65.80	15.81	-	NA
HOME	Home Federal Bancorp, Inc.	7.37	128.10	NM	NM	52.60	52.60	61.80	61.80	17.85	2.99	157.14
HFBC	HopFed Bancorp, Inc.	9.43	33.80	13.10	13.10	7.40	8.30	56.60	63.90	3.56	5.09	37.80
HCBK	Hudson City Bancorp, Inc.	10.37	5,431.50	10.40	10.40	11.50	11.50	102.50	105.80	9.36	5.40	55.56
IFSB	Independence Federal Savings Bank	1.75	2.70	8.80	8.80	NM	NM	31.60	31.60	1.57	-	-
JFBI	Jefferson Bancshares, Inc.	6.74	45.60	13.00	13.00	16.90	16.90	58.20	92.50	6.93	3.56	60.00
LEGC	Legacy Bancorp, Inc.	8.25	72.50	NM	15.50	45.80	18.80	58.40	64.80	7.67	2.42	111.11
LBCP	Liberty Bancorp, Inc.	7.00	26.20	10.90	11.10	14.00	14.70	60.50	63.70	6.79	1.43	20.00
LABC	Louisiana Bancorp, Inc.	12.05	72.60	21.50	NA	24.60	NA	NA	NA	NA	-	-
LSBX	LSB Corporation	8.49	38.00	2.60	NA	NM	NA	66.40	70.50	5.09	7.07	NM
LSBI	LSB Financial Corp.	10.99	17.10	13.70	13.70	9.80	9.80	50.10	50.10	4.58	4.55	78.12
MFLR	Mayflower Bancorp, Inc.	5.58	11.70	7.30	7.30	NM	9.60	60.90	61.00	4.78	7.17	NM
CASH	Meta Financial Group, Inc.	8.25	21.50	7.90	7.90	15.00	NM	44.70	47.00	2.50	6.30	94.55
MFSF	MutualFirst Financial, Inc.	4.85	33.90	NM	NA	32.30	7.20	28.00	40.00	2.46	9.90	400.00
NASB	NASB Financial, Inc.	14.71	115.70	8.00	8.00	10.60	10.70	75.00	76.30	7.58	6.12	64.75
NEBS	New England Bancshares, Inc.	6.49	38.60	12.50	9.70	NM	25.40	56.00	75.60	6.62	2.47	NM
NHTB	New Hampshire Thrift Bancshares, Inc.	7.75	44.60	6.10	8.30	7.80	7.80	59.70	NA	5.28	6.71	52.53
NYB	New York Community Bancorp, Inc.	9.85	3,398.10	8.20	7.70	42.80	22.80	80.40	200.20	10.45	10.15	434.78
NAL	NewAlliance Bancshares, Inc.	11.42	1,222.60	28.60	30.20	25.40	26.20	88.50	150.90	14.73	2.45	62.22
NFSB	Newport Bancorp, Inc.	11.40	48.10	NM	NM	NM	NM	88.60	88.60	11.13	-	-
FFFD	North Central Bancshares, Inc.	11.29	15.20	1.50	1.40	NM	4.30	36.90	42.00	3.17	0.35	NM
OCFC	OceanFirst Financial Corp.	9.48	117.20	7.90	8.10	7.50	7.30	97.80	97.80	6.31	8.44	63.49
OSBK	Osage Bancshares, Inc.	7.50	21.20	NM	NM	NM	94.60	84.10	88.20	13.64	4.53	NM
PBCI	Pamrapo Bancorp, Inc.	6.75	33.30	NM	NM	13.80	13.80	60.90	60.90	5.57	8.89	155.10
PFED	Park Bancorp, Inc.	4.00	4.80	NM	NM	NM	NM	16.80	16.80	2.10	-	NM
PVSA	Parkvale Financial Corporation	8.50	46.10	5.70	4.30	5.40	3.40	35.10	45.40	2.48	10.35	55.35
PCBI	Peoples Community Bancorp, Inc.	0.10	0.50	NM	NM	NM	NM	7.20	13.70	0.07	-	-
PBCT	People's United Financial, Inc.	17.41	6,001.20	39.60	NA	41.50	NA	112.70	160.20	28.92	3.45	142.86
PROV	Provident Financial Holdings, Inc.	4.21	26.10	NM	NM	NM	NM	22.20	22.20	1.69	2.85	NM
PFS	Provident Financial Services, Inc.	9.34	556.80	18.00	18.10	12.60	12.70	54.40	109.40	8.50	4.71	59.46
PBNY	Provident New York Bancorp	8.54	340.40	13.30	14.60	13.80	14.50	81.60	136.60	11.64	2.81	38.71
PULB	Pulaski Financial Corp.	5.45	55.80	22.70	31.50	68.10	9.80	67.70	71.40	4.10	6.97	468.75
PVFC	PVF Capital Corp.	2.41	18.70	NM	NM	NM	NM	28.40	28.40	2.08	0.41	NM
RPFG	Rainier Pacific Financial Group, Inc.	0.97	6.10	NM	NM	NM	NM	10.70	11.30	0.66	-	NM
RIVR	River Valley Bancorp	11.49	17.20	7.00	NA	7.50	NA	70.20	70.30	4.62	7.31	54.55
RVSB	Riverview Bancorp, Inc.	3.23	35.30	5.80	5.80	NM	23.80	39.30	55.70	3.79	-	NM
ROME	Rome Bancorp, Inc.	7.95	56.10	22.10	17.20	18.90	17.90	93.00	93.00	16.61	4.28	80.95
SVBI	Severn Bancorp, Inc.	4.00	40.30	NM	NM	10.30	10.30	NA	NA	NA	6.00	61.54
SUPR	Superior Bancorp	2.52	25.40	7.90	3.80	NM	17.80	7.50	16.40	0.81	-	-
TSH	Teche Holding Company	26.52	56.20	8.00	6.90	10.20	6.60	81.10	85.60	7.33	5.28	53.65
THRD	TF Financial Corporation	18.50	49.30	23.10	23.10	11.50	11.50	67.50	72.10	6.33	4.32	49.69
TONE	TierOne Corporation	1.89	34.10	NM	NM	NM	NM	12.60	12.80	1.03	-	(0.90)
TSBK	Timberland Bancorp, Inc.	4.17	29.40	20.90	6.50	9.90	5.20	38.80	42.50	4.47	10.55	104.76
TRST	TrustCo Bank Corp NY	6.05	461.10	16.80	16.80	13.40	13.60	195.00	195.20	13.13	7.27	97.78
UCFC	United Community Financial Corp.	0.55	17.00	NM	NM	NM	NM	7.20	7.30	0.65	-	NM
UBNK	United Financial Bancorp, Inc.	12.87	216.50	53.60	27.90	28.60	25.60	98.90	99.00	17.83	2.18	62.22
UWBK	United Western Bancorp, Inc.	4.83	35.00	4.20	4.20	3.50	2.70	34.40	34.40	1.55	4.97	17.27
WFSL	Washington Federal, Inc.	11.39	1,002.90	12.40	12.40	20.30	9.40	72.40	86.10	8.13	1.76	121.43
WAYN	Wayne Savings Bancshares, Inc.	5.60	16.80	7.00	7.00	7.50	7.80	49.30	52.80	4.15	8.57	64.00
WFD	Westfield Financial, Inc.	9.42	294.90	33.60	33.10	34.90	34.30	113.00	113.00	26.57	2.12	222.22
WSB	WSB Holdings, Inc.	2.75	21.50	17.20	NA	NM	NA	40.10	40.10	4.74	5.82	600.00
WSFS	WSFS Financial Corporation	22.09	136.10	NM	NA	8.60	NA	62.80	67.70	3.96	2.17	18.68
WVFC	WVS Financial Corp.	15.90	33.70	8.50	8.50	10.10	10.10	107.00	107.00	7.62	4.03	40.51
	All Fully Converted Average		234.97	14.85	17.42	17.98	20.06	55.72	64.66	6.54	3.65	85.24

Exhibit 9
Industry Pricing Multiples
Pricing Data as of February 27, 2008

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Median		38.60	10.65	10.05	13.25	13.25	58.30	62.10	4.76	3.23	61.88
	Hawaii											
	None											
	Hawaii Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Hawaii Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 9
Industry Pricing Multiples
Pricing Data as of February 27, 2008

		Current Stock Price	Current Market Value	Current Price in Relation to							Current Dividend Yield	LTM Dividend Payout Ratio
Ticker	Short Name	($)	($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	(%)	(%)
	Comparable Group											
FDEF	First Defiance Financial Corp.	5.18	42.10	14.40	9.00	5.70	4.10	21.90	33.10	2.19	13.13	104.40
HFFC	HF Financial Corp.	10.35	41.60	5.60	5.70	5.90	6.00	62.40	67.40	3.62	4.35	25.43
HOME	Home Federal Bancorp, Inc.	7.37	128.10	NM	NM	52.60	52.60	61.80	61.80	17.85	2.99	157.14
CASH	Meta Financial Group, Inc.	8.25	21.50	7.90	7.90	15.00	NM	44.70	47.00	2.50	6.30	94.55
MFSF	MutualFirst Financial, Inc.	4.85	33.90	NM	NA	32.30	7.20	28.00	40.00	2.46	9.90	400.00
NASB	NASB Financial, Inc.	14.71	115.70	8.00	8.00	10.60	10.70	75.00	76.30	7.58	6.12	64.75
PULB	Pulaski Financial Corp.	5.45	55.80	22.70	31.50	68.10	9.80	67.70	71.40	4.10	6.97	468.75
TSH	Teche Holding Company	26.52	56.20	8.00	6.90	10.20	6.60	81.10	85.60	7.33	5.28	53.65
TSBK	Timberland Bancorp, Inc.	4.17	29.40	20.90	6.50	9.90	5.20	38.80	42.50	4.47	10.55	104.76
UWBK	United Western Bancorp, Inc.	4.83	35.00	4.20	4.20	3.50	2.70	34.40	34.40	1.55	4.97	17.27
	Comparable Average		55.93	11.46	9.96	21.38	11.66	51.58	55.95	5.37	7.06	149.07
	Comparable Median		41.85	8.00	7.40	10.40	6.60	53.25	54.40	3.86	6.21	99.48
	All Fully Converted Average		234.97	14.85	17.42	17.98	20.06	55.72	64.66	6.54	3.65	85.24
	All Fully Converted Median		38.60	10.65	10.05	13.25	13.25	58.30	62.10	4.76	3.23	61.88
	Hawaii Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Hawaii Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 10.

Standard Conversions - 2007 to Date
Selected Market Data
Market Data as of 2/27/09

Ticker	Short Name	IPO Date	IPO Price ($)	Net Proceeds ($000)	Price to Pro Forma: EPS (%)	Price to Pro Forma: Book Value (%)	Price to Pro Forma: Tangible Book Value (%)	Percent Change from IPO: After 1 Day (%)	Percent Change from IPO: After 1 Week (%)	Percent Change from IPO: After 1 Month (%)	Percent Change from IPO: After 3 Months (%)	Percent Change from IPO: To Date (%)
SJBA	St. Joseph Bancorp, Inc.	02/02/2009	10.0000	2,676	NM	46.30	46.30	0.00	0.00	NA	NA	0.00
HIBE	Hibernia Homestead Bancorp, Inc.	01/28/2009	10.0000	9,060	NM	48.10	48.10	0.00	5.00	NA	NA	5.00
2009 YTD	**Average**				**NM**	**47.20**	**47.20**	**-**	**2.50**	**NA**	**NA**	**2.50**
	Median				**NM**	**47.20**	**47.20**	**-**	**2.50**	**NA**	**NA**	**2.50**
FSFG	First Savings Financial Group, Inc.	10/07/2008	10.0000	20,040	NM	51.10	51.10	-1.00	-4.00	-8.00	0.00	-9.00
HBCP	Home Bancorp, Inc.	10/03/2008	10.0000	76,703	19.20	69.70	69.70	14.90	3.50	3.10	-2.50	-6.40
CBNJ	Cape Bancorp, Inc.	02/01/2008	10.0000	59,705	50.00	73.20	105.80	0.50	0.10	-2.00	0.10	-27.50
DNBK	Danvers Bancorp, Inc.	01/10/2008	10.0000	147,562	29.40	83.70	83.90	-2.60	-2.20	2.60	3.70	28.20
2008	**Average**				**32.87**	**69.43**	**77.63**	**2.95**	**(0.65)**	**(1.08)**	**0.33**	**(3.68)**
	Median				**29.40**	**71.45**	**76.80**	**(0.25)**	**(1.05)**	**0.30**	**0.05**	**(7.70)**
FABK	First Advantage Bancorp	11/30/2007	10.0000	44,892	83.30	68.20	68.20	11.70	8.00	6.50	18.50	-5.00
FFNW	First Financial Northwest, Inc.	10/10/2007	10.0000	182,153	20.80	77.70	81.60	17.30	15.30	8.10	-6.20	-26.30
BFED	Beacon Federal Bancorp, Inc.	10/02/2007	10.0000	63,053	26.30	69.10	69.10	16.00	19.00	7.50	0.00	-21.20
LABC	Louisiana Bancorp, Inc.	07/10/2007	10.0000	54,373	23.80	75.90	75.90	9.50	3.00	9.40	12.90	20.50
QNTO	Quaint Oak Bancorp, Inc.	07/05/2007	10.0000	11,670	17.90	84.70	84.70	-2.00	-9.50	-11.00	-9.60	-20.00
CMSB	CMS Bancorp, Inc.	04/04/2007	10.0000	15,512	90.90	85.20	85.40	5.70	5.20	3.20	8.60	-30.00
ESSA	ESSA Bancorp, Inc.	04/04/2007	10.0000	135,812	27.00	87.30	87.30	17.80	21.50	14.60	10.50	20.10
HBNK	Hampden Bancorp, Inc.	01/17/2007	10.0000	64,364	38.50	82.00	82.00	28.20	24.50	23.40	17.90	-21.30
2007	**Average**				**41.06**	**78.76**	**79.28**	**13.03**	**10.88**	**7.71**	**6.58**	**(10.40)**
	Median				**26.65**	**79.85**	**81.80**	**13.85**	**11.65**	**7.80**	**9.55**	**(20.60)**
1/1/2007	**Average**				**38.83**	**71.59**	**74.22**	**8.29**	**6.39**	**4.78**	**4.49**	**(6.64)**
2/27/2009	**Median**				**27.00**	**74.55**	**78.75**	**7.60**	**4.25**	**4.85**	**1.90**	**(7.70)**

Exhibit 11

Full Conversion - No Foundation

Territorial Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2008
Includes SOP 93-6

	Bank	Comparables		State		National	
		Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	6.94 8.06 9.17 10.75	11.66	6.60	NA	NA	20.06	13.25
Price-to-Book Ratio P/B	42.16% 46.60% 50.53% 54.50%	51.58%	53.25%	NA	NA	55.72%	58.30%
Price-to-Tangible Book Ratio P/TB	42.21% 46.66% 50.58% 54.56%	55.95%	54.40%	NA	NA	64.66%	62.10%
Price-to-Assets Ratio P/A	5.11% 5.99% 6.86% 7.82%	5.37%	3.86%	NA	NA	6.54%	4.76%

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended December 31, 2008	$	7,200	(1)
Pre-Conversion Book Value As of December 31, 2008	$	99,381	
Pre-Conversion Assets As of December 31, 2008	$	1,224,446	
Return on Money		0.61%	(2)
Conversion Expenses	$	2,897	
		3.81%	(3)
Proceeds Not Invested	$	9,120	(4)
Estimated ESOP Borrowings	$	6,080	
ESOP Purchases		8.00%	(5)
Cost of ESOP Borrowings	$	304	(5)
Cost of ESOP Borrowings		0.00%	(5)
Amort of ESOP Borrowings		20	Years
Amort of MRP Amount		5	Years
Estimated MRP Amount	$	3,040	(6)
MRP Purchases		4.00%	
MRP Expense	$	608	
Stock Foundation Amount	$	-	(7)
Stock Foundation Amount		0.00%	0.00%
Foundation Opportunity Cost	$	-	
Tax Benefit	$	-	(8)
Tax Rate		39.00%	
Percentage Sold		100.00%	
Amount to be issued to Public	$	76,000	(9)
Earnings Multiple		12	

(1) Net income for the twelve months ended December 31, 2008.
(2) Net Return assumes a reinvestment rate of 1.00 percent (the 1 year Treasury at December 31, 2008), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $76,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $76,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $76,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	7,600,000	$ 10.00	$ 76,000,000
Range:			
- Minimum	6,460,000	$ 10.00	64,600,000
- Maximum	8,740,000	10.00	87,400,000
- Super Maximum	10,051,000	10.00	100,510,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	6,460,000	7,600,000	8,740,000	10,051,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 64,600,000	$ 76,000,000	$ 87,400,000	$ 100,510,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	6,460,000	7,600,000	8,740,000	10,051,000
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 64,600,000	$ 76,000,000	$ 87,400,000	$ 100,510,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

Conversion Proceeds	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered	6,460,000	7,600,000	8,740,000	10,051,000
Conversion Shares Offered	6,460,000	7,600,000	8,740,000	10,051,000
Price Per Share	$ 10	$ 10	$ 10	$ 10
Gross Proceeds	$ 64,600	$ 76,000	$ 87,400	$ 100,510
Plus: Value issued to Foundation	-	-	-	-
Pro Forma Market Capitalization	64,600	76,000	87,400	100,510
Gross Proceeds	64,600	76,000	87,400	100,510
Less: Est. Conversion Expenses	(2,792)	(2,897)	(3,002)	(3,123)
Net Proceeds	61,808	73,103	84,398	97,387
Cash issued to foundation	-	-	-	-
Less: Paydown of TRUPS	(14,000)	(20,000)	(24,000)	(24,000)
Less: ESOP Adjustment	(5,168)	(6,080)	(6,992)	(8,041)
Less: MRP Adjustment	(2,584)	(3,040)	(3,496)	(4,020)
Net Proceeds Reinvested	$ 40,056	$ 43,983	$ 49,910	$ 61,326
Estimated Incremental Rate of Return	0.61%	0.61%	0.61%	0.61%
Estimated Incremental Return	$ 244	$ 268	$ 304	$ 374
Earnings Adjustment for TRUPS	615	864	1,024	1,024
Less: Amortization of ESOP	(158)	(185)	(213)	(245)
Less: Option Expense	(393)	(462)	(531)	(611)
Less: MRP Adjustment	(315)	(371)	(427)	(490)
Pro-forma Net Income	(7)	114	157	52
Earnings Before Conversion	7,200	7,200	7,200	7,200
Earnings Excluding Adjustment	7,193	7,314	7,357	7,252
Earnings Adjustment	1,424	1,424	1,424	1,424
Earnings After Conversion	$ 8,617	$ 8,738	$ 8,781	$ 8,676

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

	Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity				
Equity at December 31, 2008	$ 99,381	$ 99,381	$ 99,381	$ 99,381
Net Conversion Proceeds	61,808	73,103	84,398	97,387
Less: TRUPs Charge	(203)	(282)	(318)	(318)
Plus: Value issued to Foundation	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-
Less: ESOP Adjustment	(5,168)	(6,080)	(6,992)	(8,041)
Less: MRP Adjustment	(2,584)	(3,040)	(3,496)	(4,020)
Pro-forma Equity	$ 153,234	$ 163,082	$ 172,973	$ 184,389
Less: Intangible	188	188	188	188
Pro-forma Tangible Equity	$ 153,046	$ 162,894	$ 172,785	$ 184,201
Pro-forma Assets				
Total Assets at December 31, 2008	$ 1,224,446	$ 1,224,446	$ 1,224,446	$ 1,224,446
Net Conversion Proceeds	61,808	73,103	84,398	97,387
Less: TRUPs Charge	(14,000)	(20,000)	(24,000)	(24,000)
Plus: Value issued to Foundation	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-
Less: ESOP Adjustment	(5,168)	(6,080)	(6,992)	(8,041)
Less: MRP Adjustment	(2,584)	(3,040)	(3,496)	(4,020)
Pro-forma Total Assets	1,264,502	1,268,429	1,274,356	1,285,772
Stockholder's Equity Per Share *				
Equity at December 31, 2008	$ 15.38	$ 13.08	$ 11.37	$ 9.89
Estimated Net Proceeds	9.57	9.62	9.66	9.69
Less: TRUPs Charge	(0.03)	(0.04)	(0.04)	(0.03)
Plus: Value issued to Foundation	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-
Less: ESOP Stock	(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock	(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *	23.72	21.46	19.79	18.35
Less: Intangible	0.03	0.02	0.02	0.02
Pro-forma Tangible Equity Per Share *	$ 23.69	$ 21.43	$ 19.77	$ 18.33

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *				
Historical Earnings Per Share	$ 1.21	$ 1.03	$ 0.89	$ 0.78
Incremental return Per Share	0.04	0.04	0.04	0.04
Earnings Adjustment for TRUPS	0.10	0.12	0.13	0.11
ESOP Adjustment Per Share	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share	0.24	0.20	0.18	0.15
Pro Forma Earnings Per Share *	$ 1.44	$ 1.24	$ 1.09	$ 0.93
Shares Utilized for EPS	5,969,040	7,022,400	8,075,760	9,287,124
Pro-forma Ratios				
Price/EPS No Adjustment	8.33	9.62	10.99	12.82
Price/EPS with Adjustment	6.94	8.06	9.17	10.75
Price/Book Value per Share	42.16%	46.60%	50.53%	54.50%
Price/Tangible Book Value	42.21%	46.66%	50.58%	54.56%
Market Value/Assets	5.11%	5.99%	6.86%	7.82%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Loss on TRUPS, Gain on securities and loans tax impacted at 39%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations				
Total Shares Offered	6,460	7,600	8,740	10,051
Price Per Share	$ 10	$ 10	$ 10	$ 10
Gross Proceeds	$ 64,600	$ 76,000	$ 87,400	$ 100,510
Estimated Insider Purchases	(3,815)	(3,815)	(3,815)	(3,815)
ESOP Purchases	(5,168)	(6,080)	(6,992)	(8,041)
Proceeds to Base Fee On	$ 55,617	$ 66,105	$ 76,593	$ 88,654
Underwriters Percentage	1.00%	1.00%	1.00%	1.00%
Underwriters Fee	$ 556	$ 661	$ 766	$ 887
Other Expenses	2,236	2,236	2,236	2,236
Total Expense	$ 2,792	$ 2,897	$ 3,002	$ 3,123
Share Calculations				
Shares Sold	6,460,000	7,600,000	8,740,000	10,051,000
Exchange Shares	-	-	-	-
Shares Issued to Foundation	-	-	-	-
Shares Outstanding	6,460,000	7,600,000	8,740,000	10,051,000
Less: New ESOP Adjustment	(516,800)	(608,000)	(699,200)	(804,080)
Less: Old ESOP Adjustment	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	25,840	30,400	34,960	40,204
Plus: Old SOP 93-6 ESOP Shares	-	-	-	-
Shares for all EPS Calculations	5,969,040	7,022,400	8,075,760	9,287,124
MRP Shares	258,400	304,000	349,600	402,040
MRP Shares Amortized this Period	51,680	60,800	69,920	80,408
Option Shares	646,000	760,000	874,000	1,005,100
Option Shares Amortized this Period	129,200	152,000	174,800	201,020
MRP Dilution				
EPS	$ 1.16	$ 1.00	$ 0.88	$ 0.75
Tangible Book Value/Share	$ 23.16	$ 20.99	$ 19.39	$ 18.01
Voting Dilution	-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution				
EPS	$ 1.09	$ 0.95	$ 0.83	$ 0.71
Tangible Book Value/Share	$ 22.45	$ 20.39	$ 18.88	$ 17.57
Voting Dilution	-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets	12.11%	12.84%	13.56%	14.33%
Pro Forma Core ROAA	0.70%	0.70%	0.70%	0.69%
Pro Forma ROAE	4.75%	4.53%	4.30%	3.97%

Pro Forma Core ROAE		5.69%		5.42%		5.13%		4.75%
Earnings Assuming Foundation Expensed		7,193		7,314		7,357		7,252
EPS Assuming Foundation Expensed	$	1.21	$	1.04	$	0.91	$	0.78

Territorial Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2008
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	8.26						
Price-Core Earnings Ratio P/E	Mid	9.62	11.66	6.60	NA	NA	20.06	13.25
	Max	10.99						
	Smax	12.82						
	Min	42.16%						
Price-to-Book Ratio P/B	Mid	46.60%	51.58%	53.25%	NA	NA	55.72%	58.30%
	Max	50.53%						
	Smax	54.50%						
	Min	42.21%						
Price-to-Tangible Book Ratio P/TB	Mid	46.66%	55.95%	54.40%	NA	NA	64.66%	62.10%
	Max	50.58%						
	Smax	54.56%						
	Min	5.11%						
Price-to-Assets Ratio P/A	Mid	5.99%	5.37%	3.86%	NA	NA	6.54%	4.76%
	Max	6.86%						
	Smax	7.82%						

Valuation Parameters

Twelve Months Ended Period Ended December 31, 2008	Y	$	7,200 (1)
Pre-Conversion Book Value As of December 31, 2008	B	$	99,381
Pre-Conversion Assets As of December 31, 2008	A	$	1,224,446
Return on Money	R		0.61% (2)
Conversion Expenses		$	2,897
	X		3.81% (3)
Proceeds Not Invested		$	9,120 (4)
Estimated ESOP Borrowings		$	6,080
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings		$	304 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	3,040 (6)
MRP Purchases	M		4.00%
MRP Expense		$	608
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		39.00%
Percentage Sold	PCT		100.00%
Amount to be issued to Public		$	76,000 (9)
Earnings Multiple			12

(1) Net income for the 12 months ended December 31, 2008.
(2) Net Return assumes a reinvestment rate of 1.00 percent (the 1 year Treasury at December 31, 2008), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. V= $\frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $76,000,000

2. V= $\frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $76,000,000

1. V= $\frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $76,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	7,600,000	$ 10.00	$ 76,000,000
Range:			
- Minimum	6,460,000	$ 10.00	64,600,000
- Maximum	8,740,000	10.00	87,400,000
- Super Maximum	10,051,000	10.00	100,510,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	6,460,000	7,600,000	8,740,000	10,051,000
Price per Share	$ 10.00	$ 10.00	$ 10.00	$ 10.00
Full Conversion Value	$ 64,600,000	$ 76,000,000	$ 87,400,000	$ 100,510,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	6,460,000	7,600,000	8,740,000	10,051,000
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 64,600,000	$ 76,000,000	$ 87,400,000	$ 100,510,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		6,460,000	7,600,000	8,740,000	10,051,000
Conversion Shares Offered		6,460,000	7,600,000	8,740,000	10,051,000
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 64,600	$ 76,000	$ 87,400	$ 100,510
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		64,600	76,000	87,400	100,510
Gross Proceeds		64,600	76,000	87,400	100,510
Less: Est. Conversion Expenses		(2,792)	(2,897)	(3,002)	(3,123)
Net Proceeds		61,808	73,103	84,398	97,387
Less: Cash issued to the Foundation		-	-	-	-
Less: Paydown of TRUPS		(14,000)	(20,000)	(24,000)	(24,000)
Less: ESOP Adjustment	(3)	(5,168)	(6,080)	(6,992)	(8,041)
Less: MRP Adjustment	(3)	(2,584)	(3,040)	(3,496)	(4,020)
Net Proceeds Reinvested		$ 40,056	$ 43,983	$ 49,910	$ 61,326
Estimated Incremental Rate of Return		0.61%	0.61%	0.61%	0.61%
Estimated Incremental Return		$ 244	$ 268	$ 304	$ 374
Earnings Adjustment for TRUPS	(4)	615	864	1,024	1,024
Less: Amortization of ESOP	(7)	(158)	(185)	(213)	(245)
Less: Option Expense	(10)	(393)	(462)	(531)	(611)
Less: MRP Adjustment	(7)	(315)	(371)	(427)	(490)
Pro Forma Net Income		(7)	114	157	52
Earnings Before Conversion		7,200	7,200	7,200	7,200
Earnings Excluding Adjustment		7,193	7,314	7,357	7,252
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 7,193	$ 7,314	$ 7,357	$ 7,252

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at December 31, 2008		$ 99,381	$ 99,381	$ 99,381	$ 99,381
Net Conversion Proceeds		61,808	73,103	84,398	97,387
Less: TRUPs Charge		(203)	(282)	(318)	(318)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(5,168)	(6,080)	(6,992)	(8,041)
Less: MRP Adjustment	(2)	(2,584)	(3,040)	(3,496)	(4,020)
Pro Forma Equity		$ 153,234	$ 163,082	$ 172,973	$ 184,389
Less: Intangible	(5)	188	188	188	188
Pro Forma Tangible Equity		$ 153,046	$ 162,894	$ 172,785	$ 184,201
Pro Forma Assets					
Total Assets at December 31, 2008		$ 1,224,446	$ 1,224,446	$ 1,224,446	$ 1,224,446
Net Conversion Proceeds		61,808	73,103	84,398	97,387
Less: TRUPs Charge		(14,000)	(20,000)	(24,000)	(24,000)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(5,168)	(6,080)	(6,992)	(8,041)
Less: MRP Adjustment	(2)	(2,584)	(3,040)	(3,496)	(4,020)
Pro-forma Total Assets		1,264,502	1,268,429	1,274,356	1,285,772
Stockholder's Equity Per Share *					
Equity at December 31, 2008		$ 15.38	$ 13.08	$ 11.37	$ 9.89
Estimated Net Proceeds		9.57	9.62	9.66	9.69
Less: TRUPs Charge		(0.03)	(0.04)	(0.04)	(0.03)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		23.72	21.46	19.79	18.35
Less: Intangible		0.03	0.02	0.02	0.02
Pro Forma Tangible Equity Per Share *		$ 23.69	$ 21.43	$ 19.77	$ 18.33

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 1.21	$ 1.03	$ 0.89	$ 0.78
Incremental return Per Share	(8)	0.04	0.04	0.04	0.04
Earnings Adjustment for TRUPS		0.10	0.12	0.13	0.11
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 1.21	$ 1.04	$ 0.91	$ 0.78
Shares Utilized for EPS		5,969,040	7,022,400	8,075,760	9,287,124
Pro Forma Ratios					
Price/EPS without Adjustment		8.26	9.62	10.99	12.82
Price/EPS with Adjustment		8.26	9.62	10.99	12.82
Price/Book Value per Share		42.16%	46.60%	50.53%	54.50%
Price/Tangible Book Value		42.21%	46.66%	50.58%	54.56%
Market Value/Assets		5.11%	5.99%	6.86%	7.82%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		6,460	7,600	8,740	10,051
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 64,600	$ 76,000	$ 87,400	$ 100,510
Estimated Insider Purchases		(3,815)	(3,815)	(3,815)	(3,815)
ESOP Purchases		(5,168)	(6,080)	(6,992)	(8,041)
Proceeds to Base Fee On		$ 55,617	$ 66,105	$ 76,593	$ 88,654
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 556	$ 661	$ 766	$ 887
Other Expenses		2,236	2,236	2,236	2,236
Total Expense		$ 2,792	$ 2,897	$ 3,002	$ 3,123
Shares Calculations					
Shares Sold		6,460,000	7,600,000	8,740,000	10,051,000
Exchange Shares		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		6,460,000	7,600,000	8,740,000	10,051,000
Less: New ESOP Adjustment		(516,800)	(608,000)	(699,200)	(804,080)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	25,840	30,400	34,960	40,204
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		5,969,040	7,022,400	8,075,760	9,287,124
MRP Shares		258,400	304,000	349,600	402,040
MRP Shares Amortized this Period		51,680	60,800	69,920	80,408
Option Shares		646,000	760,000	874,000	1,005,100
Option Shares Amortized this Period		129,200	152,000	174,800	201,020
MRP Dilution					
EPS		$ 1.16	$ 1.00	$ 0.88	$ 0.75
Tangible Book Value/Share		$ 23.16	$ 20.99	$ 19.39	$ 18.01
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 1.09	$ 0.95	$ 0.83	$ 0.71
Tangible Book Value/Share		$ 22.45	$ 20.39	$ 18.88	$ 17.57
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		12.11%	12.84%	13.56%	14.33%
Pro Forma Core ROAA		0.58%	0.59%	0.59%	0.58%
Pro Forma ROAE		13.36%	11.48%	10.00%	8.53%
Pro Forma Core ROAE		13.36%	11.48%	10.00%	8.53%

END